Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

H. Lundbeck A/S,

a Danish aktieselskab;

Langkawi Corporation,

a Delaware corporation;

Lundbeck LLC,

a Delaware limited liability company;

and

Longboard Pharmaceuticals, Inc.,

a Delaware corporation.

Dated as of October 14, 2024

i

(continued)

(continued)

(continued)

Exhibit A	Certain Definitions
Exhibit B	Surviving Corporation Certificate of Incorporation

Annex I	Conditions to the Offer

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 14, 2024, by and among H. Lundbeck A/S, a Danish aktieselskab (“Parent”); Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Payor”); Langkawi Corporation, a Delaware corporation and a direct wholly owned Subsidiary of Payor (“Purchaser”); and Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. On the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (regardless of whether issued or outstanding, the “Shares”) other than Excluded Shares for an amount in cash equal to $60.00 per Share (such amount or any higher amount per Share paid pursuant to the Offer, and as may be adjusted pursuant to Section 1.1(g), the “Offer Price”), without interest, and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g).

B. Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.6, (i) each issued and outstanding Share (other than Dissenting Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, without interest and (ii) the Company shall become an indirect wholly owned Subsidiary of Parent, and a direct wholly owned subsidiary of Payor, as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the entry into this Agreement and the consummation of the Transactions are fair and advisable, and in the best interest of, the Company and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the recommendation of the Company Board set forth in the preceding clauses (i) through (iv), the “Company Board Recommendation”).

D. The board of directors of each of Parent and Purchaser and the lead manager of Payor have (i) determined that the entry into this Agreement and the consummation of the Transactions are advisable, and in the best interest of Parent, Payor and Purchaser, as applicable, and their respective stockholders and member, as applicable, and (ii) authorized and approved the execution, delivery and performance by each of Parent, Payor and Purchaser, as applicable, of this Agreement and the consummation of the Transactions.

E. Each of Parent, Payor, Purchaser and the Company acknowledges and agrees that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

NOW, THEREFORE, the Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement has not been terminated in accordance with Section 7, as promptly as practicable after the date of this Agreement but in no event later than November 5, 2024, Purchaser shall (and Parent shall cause Purchaser to), subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.1(e) and Section 1.2(b), commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the Shares other than the Shares described in Sections 2.6(a)(i) and 2.6(a)(ii) (the preceding described Shares, “Excluded Shares”) for the Offer Price, without interest, and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g).

(b) Terms and Conditions of the Offer. Subject to the satisfaction or waiver of the conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that reflects the terms set forth in this Agreement and the Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (and Parent shall cause Purchaser not to) (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions or any other terms or conditions of this Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such or that would reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent, Payor or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) change or waive the Minimum Condition or the Regulatory Condition, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required by this Agreement or provided under Sections 1.1(c) or 1.1(d), or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the date that is twenty (20) business days after the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Section 7: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, and if permitted hereunder and under any applicable Legal Requirements, Parent, Payor and Purchaser may, in their discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer from time to time for: (A) any period required by any applicable Legal Requirements, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event under this Agreement shall Parent, Payor or Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the termination of this Agreement in compliance with Section 7 and (y) the Termination Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Date (or any rescheduled Expiration Date) without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Section 7.

(d) Termination of Offer. In the event that this Agreement is validly terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one business day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, subject to the Company having timely provided any information required to be provided by it pursuant to this Section 1.1(e) and Section 1.2(b), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, or to correct any material omissions therefrom, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments (including oral comments). Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Payment; Funds. Without limiting the generality of Section 8.10, Parent shall cause to be provided to Payor, and Payor shall cause to be provided to Purchaser, all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser, Payor or Parent, waiver by Purchaser, Payor or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) promptly after the Expiration Date (i) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time (and in any event within three (3) business days), pay for such Shares.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC, in a manner that complies with Rule 14d-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that (i) reflects the terms set forth in this Agreement, (ii) unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 5.4(b), shall reflect the Company Board Recommendation and (iii) shall include a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL.

The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. The Company shall cause the Schedule 14D-9 to be disseminated to the holders of Shares together with the Offer Documents as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to take all necessary steps to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent, Payor and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent, Payor and Purchaser and their respective stockholders and members, as applicable, that may be required in connection with any action contemplated by this Section 1.2(a) so as to enable the Company to comply with its obligations hereunder. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments (including oral comments). The Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly furnish, or cause to be promptly furnished, to Parent a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true, accurate and complete as of the most recent practicable date, which date shall not in any event be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”), and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2. MERGER TRANSACTION

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Parties shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 7, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as reasonably practicable, on the same date as the Offer Acceptance Time, following the satisfaction or waiver, to the extent permissible by applicable Legal Requirements, of the last to be satisfied or waived of the conditions set forth in Section 6 (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver (to the extent permissible by applicable Legal Requirements) of such conditions), unless another date, time or place is agreed to in writing by the Parties. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file, or cause to be filed, a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation; and

(b) the bylaws of Purchaser as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Purchaser shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws.

2.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.6 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or held in the Company’s treasury shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares irrevocably accepted for purchase in the Offer shall no longer be outstanding and shall be canceled and shall cease to exist, and no additional consideration shall be delivered in exchange therefor;

(iv) except as provided in Section 2.6(a)(i), Section 2.6(a)(ii) and Section 2.6(a)(iii) and subject to Section 2.6(b), each Share then outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be canceled and cease to exist and be converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g); and

(v) each share of the common stock, par value of $0.0001 per share, of Purchaser then outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted to provide the holders of Shares and holders of Company Options and RSUs with the same economic effect as contemplated by this Agreement prior to such event, provided, that nothing in this Section 2.6(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.7 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall, at its sole cost and expense, designate a bank or trust company reasonably acceptable to the Company to act as agent for holders of Shares to receive the aggregate Offer Price to which such holders shall become entitled pursuant to Section 1.1(b) and to act as agent for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.6 (the “Paying Agent”). The agreement entered into prior to Closing pursuant to which Parent shall cause Payor to, and Payor shall, deposit with the Paying Agent shall be in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”). At or promptly following the Offer Acceptance Time but prior to the Effective Time, Parent shall cause Payor to, and Payor shall, shall deposit, with the Paying Agent cash in U.S. dollars sufficient to make payment of the aggregate Offer Price payable pursuant to Section 1.1(b) and the aggregate Merger Consideration, Option Consideration and RSU Consideration payable pursuant to Section 2.6 and Section 2.9 (other than such Option Consideration and RSU Consideration payable through payroll in accordance with Section 2.9(c)) (such deposits together, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration, Option Consideration and RSU Consideration in the Merger as provided herein. The Payment Fund shall be invested by the Paying Agent as and to the extent reasonably directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided, further, that no gain or loss on the Payment Fund shall affect the amounts payable hereunder. In the event the Payment Fund shall be insufficient to pay the Offer Price in accordance with Section 1.1(b) and the Merger Consideration in accordance with Section 2.6, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment.

(b) Promptly after the Effective Time (but in no event later than two (2) business days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to each Person who was, at the Effective Time, a holder of record of Shares that are (i) represented by certificates evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares that are not held, directly or indirectly, through DTC, in the case of each of clauses (i) and (ii), notice advising such Person of the occurrence of the Effective Time, which notice shall include (A) appropriate transmittal materials, including a letter of transmittal (which shall be in reasonable and customary form), specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms of the conditions of the Paying Agent Agreement), as applicable and (B) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as part of the Merger pursuant to Section 2.6. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof.

(c) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 2.6.

(d) Upon surrender to the Paying Agent of the Shares that (i) are represented by Certificates, by physical surrender of such Certificates (or effective affidavits of loss in lieu thereof), together with duly completed and executed appropriate transmittal materials required by the Paying Agent, (ii) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of such surrender as the Paying Agent may be reasonably request pursuant to the terms and conditions of the Paying Agent Agreement) and (iii) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary and desirable third-party intermediaries pursuant to Section 2.7(c), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Payment Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds equal to the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.

Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.7, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.6.

(e) At any time following 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it or Payor any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(g) Each of the Surviving Corporation, Parent, Payor and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent, or any other applicable withholding agent, to deduct and withhold) from any consideration payable to any holder of Shares, Company Options or RSUs or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any applicable Legal Requirements to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so deducted or withheld are timely and properly remitted to the appropriate Governmental Body. If any deduction or withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use reasonable best efforts to minimize such deduction or withholding obligation (including by providing the payee the opportunity to provide applicable Tax forms, such as an IRS Form W-9 or an appropriate IRS Form W-8, as applicable). To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.8 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time that are held by holders who (a) are entitled to demand appraisal rights under Section 262 of the DGCL, (b) have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and (c) as of the Effective Time have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (such Shares, the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration as of the Effective Time, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of any Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or other applicable Legal Requirements that relates to such demand, and Parent will have the opportunity and right to participate in and, and after the Effective Time direct, all negotiations and Legal Proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing. The Company shall provide each of the holders of Shares as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

2.9 Treatment of Company Stock Awards.

(a) Each Company Option, to the extent unvested, that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the excess of the Merger Consideration over the exercise price payable per Share under such Company Option (the “Option Consideration”). Each Company Option, whether vested or unvested, with a per share exercise price that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without the payment of consideration therefor.

(b) Except as set forth on Section 2.9(c) of the Company Disclosure Schedule, as of the Effective Time, each restricted stock unit award granted pursuant to any of the Company Equity Plans or otherwise (each, an “RSU” and together, the “RSUs”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time, multiplied by (B) the Merger Consideration (the “RSU Consideration”).

(c) As soon as reasonably practicable after the Effective Time (but in no event later than ten (10) business days following the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll the aggregate Option Consideration and RSU Consideration payable with respect to Company Options and RSUs held by current or former employees of the Company (net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements in accordance with Section 2.7(g)); provided, however, that to the extent the holder of a Company Option or RSU is not, and was not at any time during the vesting period of the Company Option or RSU, an employee of the Company for employment tax purposes, the Option Consideration or RSU Consideration payable pursuant to Section 2.9 with respect to such Company Option or RSU shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.7. Notwithstanding the foregoing, to the extent a payment made pursuant to the timing set forth in this Section 2.9(c) would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

(d) As of the date of this Agreement, the Company has taken all necessary action to approve the treatment of the Options and RSUs, including the accelerated vesting thereof, as contemplated by this Section 2.9. Prior to the Closing, the Company Board or any duly authorized committee thereof shall adopt such resolutions and take any and all other actions as are necessary to (i) terminate each of the Company Equity Plans, effective as of, and contingent upon the occurrence of, the Effective Time, (ii) give effect to the transactions contemplated by this Section 2.9, including obtaining all necessary approvals and consents as may be required under the Company Equity Plans or otherwise and (iii) ensure that neither any holder of any Options or RSUs, nor any other participant in any of the Company Equity Plans, shall have any right to receive any payment or benefit with respect to any Options or RSUs, except as provided in Section 2.9(a) or Section 2.9(b), respectively.

2.10 Company ESPP. With respect to the Company ESPP, (a) no offering period will commence after the date of this Agreement, (b) no employees of the Company or any other Persons will be permitted to begin participating in the Company ESPP and (c) prior to the Closing, the Company Board or any duly authorized committee thereof shall adopt such resolutions and take any and all other actions as are necessary to terminate the Company ESPP, effective as of, and contingent upon the occurrence of, the Effective Time.

2.11 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Shares that are represented by Certificates or Book-Entry Shares.

2.12 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the disclosure letter delivered by the Company to Parent and Purchaser on the date of this Agreement (the “Company Disclosure Schedule”) corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on its face (without the independent knowledge of the reader) from the text of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed (or incorporated by reference in such filing) on or after January 1, 2023 and publicly available, including any documents incorporated by reference, in the Electronic Data Gathering Analysis and Retrieval (EDGAR) database of the SEC at least three (3) business days prior to the date of this Agreement (other than any disclosure in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other similar disclosure that is cautionary, predictive, general or forward-looking in any other sections of such Company SEC Documents)):

3.1 Due Organization and Good Standing. The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case of the preceding (i) and (ii), where the failure to have such power and authority does not have, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 No Subsidiaries. The Company does not own, whether beneficially, of record or otherwise, or directly or indirectly, any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity. The Company has not agreed and is not obligated to make and is not bound by any Contract under which it is or may become obligated to make, any future investment in, or capital contribution to, or otherwise to acquire any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity.

3.3 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company, including all amendments thereto, as in effect on the date hereof.

3.4 Authority; Binding Nature of Agreement; Anti-Takeover Laws.

(a) The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and, subject to the satisfaction of the Minimum Condition, to consummate the Transactions. The Company Board (at a meeting duly called and held) has unanimously (i) determined that the entry into this Agreement and the consummation of the Transactions are advisable, and in the best interest of, the Company and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC and disseminated to the Company’s stockholders, which resolutions, subject to Section 5.4, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent, Payor and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Laws are and will be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.5 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 310,000,000 Shares, (A) of which 39,029,036 Shares have been issued and are outstanding as of the close of business on the Reference Date, of which 34,419,536 Shares issued and outstanding are Voting Common Stock and 4,609,500 Shares issued and outstanding are Non-Voting Common Stock and (B) none of which Shares are held in treasury by the Company; and (ii) 10,000,000 shares of Company Preferred Stock, none of which are issued or outstanding as of the close of business on the Reference Date. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. All of the outstanding shares of the capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

(b) (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the Company Stockholders have a right to vote and (iv) there is no Company Contract or, to the knowledge of the Company, any other Contract, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging, transferring or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act or the Exchange Act.

(c) As of the close of business on the Reference Date: (i) 6,114,166 Shares are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 201,370 Shares are subject to or otherwise deliverable in connection with granted and outstanding RSUs under the Company Equity Plans; (iii) 1,174,656 Shares are reserved for future issuance under the Company Equity Plans; and (iv) 942,817 Shares are reserved for future issuance under the Company ESPP. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all Company Equity Plans covering the Company Options and RSUs outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Stock Awards (or if any individual award agreements contain terms that materially deviate from such forms, copies of such individual award agreements).

(d) Except as otherwise set forth in this Section 3.5, as of the close of business on the Reference Date, there are no: (i) outstanding shares of capital stock, or other equity interest in the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) All grants of Company Options and RSUs were validly issued and properly approved by the Company Board (or a duly authorized committee thereof) in accordance with all applicable Legal Requirements and the terms of the applicable Company Equity Plan as of the applicable date of grant and the exercise price per Share of each Company Option was not less than the fair market value of a Share on the applicable date of grant.

No Company Options or RSUs have been retroactively granted or the exercise price of any such Company Option determined retroactively in contravention of applicable Legal Requirements. Other than as set forth in Section 3.5(c), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, performance stock unit award, restricted stock award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(f) Section 3.5(f) of the Company Disclosure Schedule sets forth, with respect to each Company Stock Award (on a grant-by-grant basis) that is outstanding as of the close of business on the Reference Date: (i) the name (or employee identification number) and country of residence (if outside the U.S.) of the holder thereof, (ii) the Company Equity Plan pursuant to which such Company Option or RSU was granted, (iii) the grant date, (iv) the number of Shares issuable thereunder on the grant date, (v) the exercise price per Share with respect to each Company Option, (vi) the number of Shares subject thereto that are currently vested and unvested, (vii) the vesting schedule thereof (including any accelerated vesting), (viii) the expiration date thereof, (ix) whether such Company Option or RSU is subject to Section 409A of the Code, (x) for any Company Option, whether such Company Option is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code) and (xi) whether early exercise is permitted with respect to any Company Option.

3.6 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition and the accuracy of the representations and warranties set forth in Section 4.8, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement, approve the Merger or otherwise to consummate the Transactions.

3.7 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act and any other applicable Antitrust Laws and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) conflict with or cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) conflict with or cause a violation by the Company of any Legal Requirements or order applicable to the Company, or to which the Company is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, require any Consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which the Company is entitled under, any provision of any Material Contract, or (d) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of the Company, except in the case of clauses (b) through (d), for such violations, conflicts, breaches, and defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9), the DGCL, the HSR Act and any other applicable Antitrust Laws and the rules and regulations of Nasdaq, the Company is not required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger, except those notifications, filings or Consents that the failure to so give, make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8 SEC Filings; Financial Statements.

(a) The Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”) since March 11, 2021. As of their respective dates, or, if amended or supplemented prior to the date of this Agreement by a later filed Company SEC Document, as of the date of (and giving effect to) the last such Company SEC Document (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, as applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. There are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) have been derived from the accounting books and records of the Company; (ii) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (iii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iv) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person are required by GAAP to be included in the financial statements of the Company.

(c) The Company has established and maintains, and at all times since January 1, 2021 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and that assessment concluded that those controls were effective. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to Parent a summary of the significant aspects of such disclosure, if any) (1) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2021, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (C) any claim or allegation regarding any of the foregoing.

(d) There are no Legal Proceedings pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any director or executive officer of the Company. Since January 1, 2021, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or the Company Board.

(e) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(f) Since January 1, 2021, (i) the Company has not received any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company, or unlawful accounting or auditing matters with respect to the Company and (ii) no attorney representing the Company has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act) of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its respective officers, directors, employees or agents to the Company Board or any duly authorized committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(g) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance, and since March 11, 2021 has been in compliance, in all material respects with all current listing and corporate governance requirements of NASDAQ.

(h) The Company is not a party to and has no obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(i) The Company has provided Parent with accurate and complete unredacted copies of all documents filed as exhibits to the SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC to provide confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of all comment letters from the SEC since March 11, 2021 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto.

(j) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (together with any exhibits, amendments or supplements to such documents, (the “Company Disclosure Documents”), when filed, distributed or otherwise disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(k) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(l) The Company makes no representation or warranty with respect to statements made or incorporated by reference in any Company Disclosure Documents based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.9 Absence of Changes.

(a) From the date of the Balance Sheet through the date of this Agreement, (a) except for the transactions contemplated by this Agreement and discussions and negotiations related thereto and to other strategic transactions and alternatives considered by the Company, the Company has operated in all material respects in the ordinary course of business consistent with past practice, and (b) the Company has not taken any action or failed to take any action that, if taken or failed to be taken after the date of this Agreement without written consent of Parent, would constitute a breach of Section 5.2(b) (other than Sections 5.2(b)(iii), (iv), (v), (vi), (xii), (xiii), (xiv) and (xvii)).

(b) From January 1, 2024 through the date of this Agreement, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.10 Title to Assets. The Company has good and valid title, free and clear of any Encumbrances (other than Permitted Encumbrances), to all tangible assets owned by them as of the date of this Agreement, including all material tangible assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet in the most recent Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC, except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Effect.

3.11 Real Property.

(a) The Company does not own any real property.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth the street address of all real property that is leased, subleased, or otherwise used and occupied by the Company from another Person (the “Leased Real Property”) pursuant to Company Leases. The Company has made available to Purchaser accurate and complete copies of all Company Leases.

Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, the Company holds a valid and existing leasehold, subleasehold, or other real property interest in each Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the Company Leases. As of the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, in each case, except for violations or breaches that have not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company has not exercised or given any notice of exercise of, nor has any landlord exercised or given any notice of, any right of first offer or right of first refusal contained in any Company Lease. The Company is in peaceful and undisturbed possession of the Leased Real Property, and, to the knowledge of the Company, there are no contractual restrictions that preclude or restrict the ability of the Company to use the Leased Real Property for the purposes for which it is currently being used.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule identifies each item of (i) Company Owned IP and (ii) Company Licensed IP, in each case that is Registered IP. Company Owned IP and Company Licensed IP shall include any Patent that claims priority to or shares priority with a Patent identified on Section 3.12(a) of the Company Disclosure Schedule. As of the date of this Agreement, no interference, opposition, reissue, reexamination, inter partes review, cancellation proceeding, arbitration, mediation, Governmental Body proceeding or other proceeding of any nature (other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Company Owned IP or Company Licensed IP listed on Section 3.12(a) of the Company Disclosure Schedule is being or has been contested or challenged. All necessary registration, maintenance and renewal fees and filings due as of the date of this Agreement in connection with the Company Owned IP and Company Licensed IP have been made, for the purposes of prosecuting, perfecting and maintaining such Company Owned IP and Company Licensed IP.

(b) The Company (i) is the sole and exclusive owner of, and owns all right, title and interest in and to all Company Owned IP free and clear of all Encumbrances other than Permitted Encumbrances, (ii) holds rights under all Company Licensed IP, free and clear of all Encumbrances other than Permitted Encumbrances and (iii) to the knowledge of the Company, has a valid and enforceable license to use all other Intellectual Property Rights used by the Company in its businesses as currently conducted.

(c) To the knowledge of the Company, the Company Intellectual Property includes all Intellectual Property Rights sufficient for the operation of the business of the Company as currently conducted with respect bexicaserin, provided that this Section 3.12(c) shall not be construed as a representation with respect to the non-infringement, non-misappropriation or other non-violation of any Intellectual Property Right owned by any Person, or the validity or enforceability of Intellectual Property Rights owned by a third party that are licensed or sublicensed to the Company other than Company Licensed IP.

(d) Each current or former Company Associate involved in the creation or development of any material Company Owned IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a valid and enforceable written agreement (i) containing an assignment of all Intellectual Property Rights to the Company and (ii) containing confidentiality provisions protecting the Company Owned IP. To the knowledge of the Company, no Person has breached such agreement.

(e) Section 3.12(e) of the Company Disclosure Schedule sets forth each Contract pursuant to which Company received any funding, facilities or personnel of, any Governmental Body or any university, college, research institute or other educational institution in connection with any research and other activities related to or involving any Company Owned IP or Company Licensed IP. No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being used to create Company Owned IP.

(f) Section 3.12(f) of the Company Disclosure Schedule sets forth (i) each license agreement pursuant to which the Company is granted a license to any Company Licensed IP or material Intellectual Property Right that is incorporated into, that is currently used in the production of, or that relates to a method of using or dosing, any product candidate of the Company (each, an “In-bound License”) and (ii) each license agreement pursuant to which the Company grants to any third party a license under any material Company Owned IP or material Company Licensed IP (each, an “Out-bound License”); provided, that (x) In-bound Licenses shall not include (and Section 3.12(f) of the Company Disclosure Schedule may exclude) any (1) agreements for commercially available off-the-shelf, non-customized software which is made available under commercially standardized terms in a nonexclusive click-wrap or shrink-wrap license and for which the Company has payment obligations of less than $100,000 in aggregate fees per year per agreement, (2) Contracts under which a non-exclusive license is granted to Company that is merely incidental to the receipt of services or deliverables, (3) immaterial manufacturing agreements, (4) clinical trial agreements, and (5) material transfer agreements for tangible research material, in each case of the preceding clauses (2) through (5), entered into in the ordinary course of business consistent with reasonable practice in pharmaceutical business and (y) Out-bound Licenses shall not include (and Section 3.12(f) of the Company Disclosure Schedule may exclude) any (1) clinical trial agreements, (2) Contracts under which the Company grants a non-exclusive license that is merely incidental to the provision of services for the benefit of the Company, (3) immaterial manufacturing agreements, and (4) material transfer agreements for tangible research material, in each case of the preceding clauses (1) through (4), entered into in the ordinary course of business consistent with reasonable practice in pharmaceutical business (collectively (x) and (y), “Standard Contracts”). With respect to any material Contract that is or includes a clinical trial agreement or a material transfer agreement for tangible research material, neither the Company nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract and, neither the Company, nor, to the knowledge of the Company, any other party thereto has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any such Contract. Each such Contract is, with respect to the Company, and to the knowledge of the Company, with respect to the party thereto, enforceable by the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. Since January 3, 2020 through the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any such Contract that has not since been cured. The Company has not waived in writing any rights under any such Contract, except for such violations or breaches that would not have or are not reasonably expected to have, individually or in the aggregate, a Company Material Effect.

(g) The execution, delivery or performance of this Agreement and the consummation of the Transactions will not (i) cause any Person to acquire, have, or receive any ownership, co-ownership, license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, immunity from liability or Legal Proceeding, option, right of purchase or first or last refusal, right or other Encumbrance in or to or under any Company Owned IP or Company Licensed IP; (ii) give any Person the right to challenge the ownership, validity, or enforceability of, or any right to, any Company Owned IP or Company Licensed IP; (iii) cause any termination, modification, or change, or cause any Person to have the right to terminate, modify, or change, any right in or under any In-bound License or any Out-bound License or any term of any In-bound License or any Out-bound License, including any royalty, fees, or other amount in connection therewith; or (iv) cause any loss or impairment of any ownership or right in or to any Company Owned IP or Company Licensed IP.

(h) To the knowledge of the Company, (i) the operation of the business of the Company as currently conducted does not infringe any Registered IP owned by any other Person or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person and (ii) no Person is infringing, misappropriating or otherwise violating any Company Owned IP or any Company Licensed IP. There is no Legal Proceeding (A) pending (or, to the knowledge of the Company, threatened in writing) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) pending (or threatened in writing) by the Company that another person has infringed, misappropriated or otherwise violated any of the Company Owned IP or any Company Licensed IP. Since January 3, 2020, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(i) The Company has taken reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of all its trade secrets and other material confidential technical information, and no such trade secrets and other material confidential technical information have been disclosed by the Company to any Persons other than to (i) its Affiliates, (ii) Company Associates and (iii) Persons, in each case that are bound by written, valid, enforceable and binding confidentiality agreements (or equivalent obligations) and, to the knowledge of the Company, no such agreement (or obligation) has been breached or violated.

(j) None of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely and materially restricts the use of any such Company Owned IP or Company Licensed IP, other than Patent or Trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business.

3.13 Data Protection.

(a) The Company (i) is, and since January 3, 2020, has been, in compliance with applicable Data Security Requirements, including Processing all Personal Information in compliance in all material respects with applicable Data Security Requirements, (ii) has not experienced any Security Incidents, including any Security Incidents that required notification under applicable Data Security Requirements to any Person or Governmental Body and (iii) has not received, or otherwise been subject to, any written notices, complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Body) regarding any unauthorized or unlawful Processing of Personal Information or violation of applicable Data Security Requirements.

(b) The Company is not a “covered entity” and is not engaging in activities that make it a “business associate” as those terms are defined in the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder and codified at 45 C.F.R. Parts 160 and 164 (collectively, “HIPAA”). The Company is not under investigation by any Governmental Body for a violation of HIPAA.

(c) The Company takes commercially reasonable actions, consistent with current industry standards in biopharmaceutical business for companies of similar size and stage of development, to protect the confidentiality, integrity and security of the Personal Information in the Company’s possession, custody, or control or otherwise Processed on behalf of the Company against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, and (iii) business continuity procedures.

(d) To the knowledge of the Company, the execution, delivery, or performance of this Agreement by the Company and the consummation of this Agreement will not violate applicable Data Security Requirements in any material respect.

3.14 Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar Contract with or approved by any Governmental Body and pursuant to which (A) the Company will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the Company’s conduct;

(ii) any Company Contract (A) containing any exclusivity obligations or otherwise limiting the freedom or right of the Company, in any material respect, to engage in any line of business or to compete with any other Person in any location or line of business (other than any Company Contract that is a nondisclosure agreement entered into (x) in the ordinary course of business consistent with past practice or (y) in connection with discussions, negotiations and transactions related to this Agreement) or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company, in each case, which restrictions are material to the Company;

(iii) any Company Contract (other than any Company Contract that is an Employee Plan) that has required, requires or is reasonably expected to require by its terms the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2023, December 31, 2024 or December 31, 2025;

(iv) any Company Contract relating to Indebtedness in excess of $100,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company;

(v) any Company Contract constituting a joint collaboration, development, venture, partnership, or limited liability corporation, in each case, for the sharing of profits and losses;

(vi) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or prohibits the issuance of any guaranty by the Company;

(vii) any Company Contract (a) with any record or, to the knowledge of the Company, beneficial owner as of the date hereof of five percent or more of the voting securities of the Company or (b) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act;

(viii) any Company Leases;

(ix) any Company Contract (A) that provides for the acquisition or disposition by the Company of material assets or (B) pursuant to which the Company will acquire any ownership interest in any other Person, in each case of clause (A) and (B), with obligations remaining to be performed or liabilities continuing after the date of this Agreement (other than customary indemnification obligations under which there are no pending claims and which customarily survive such performance);

(x) any Company Contract with any Governmental Body under which payments in excess of $500,000 were received by the Company in the fiscal year ending December 31, 2023, December 31, 2024 or December 31, 2025;

(xi) any Company Contract that is an In-bound License or Out-bound License (other than any Company Contract that is a Standard Contract), or which the Company is an obligor or beneficiary of any covenants not to sue, non-assertion provision or release or immunity from suit in respect of Intellectual Property Rights;

(xii) any employment, severance, retention, consulting, change in control or termination Contract (other than any Company Contract that is an Employee Plan) pursuant to which the Company is or may become obligated to make any payment to any Company Servicer Provider in excess of $350,000 in the fiscal year ending December 31, 2023, December 31, 2024 or December 31, 2025;

(xiii) any Contract pursuant to which the Company has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that cannot be terminated by the Company without penalty without more than sixty days’ notice without material payment or penalty;

(xiv) any stockholders, investors rights, registration rights or similar Contract;

(xv) any Contract which provides for a loan or advance of any amount to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company;

(xvi) any Contract that provides for indemnification by the Company of any current or former officer, director or employee;

(xvii) any Contract between the Company and a supplier or manufacturer that involves or is reasonably expected to involve payment by the Company of more than $1,000,000 in the fiscal year ending December 31, 2023, December 31, 2024 or December 31, 2025;

(xviii) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(xix) any Contract with any Related Party (other than any Company Contract that is a nondisclosure agreement entered into in the ordinary course of business consistent with past practice); and

(xx) any hedging, swap, derivative or similar Company Contract.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives a true, correct and complete copy of each Material Contract or has publicly made available such copy of each Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC at least two business days prior to the date of this Agreement. Neither the Company nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any Material Contract and, neither the Company, nor, to the knowledge of the Company, any other party thereto has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company, and to the knowledge of the Company, with respect to the party thereto, enforceable by the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (clauses (i) and (ii), the “Bankruptcy and Equity Exceptions”). Since January 3, 2020 through the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured. The Company has not waived in writing any rights under any Material Contract, except for such violations or breaches that would not have or are not reasonably expected to have, individually or in the aggregate, a Company Material Effect.

3.15 Liabilities. The Company does not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), whether or not required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto as of the date of the Balance Sheet included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Transactions; (iii) liabilities for performance of obligations of the Company under Contracts binding upon the Company (other than resulting from any breach or acceleration thereof, any noncompliance with any Legal Requirement or any Legal Proceeding) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement; (iv) liabilities incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice; and (v) liabilities that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.16 Compliance with Legal Requirements; Regulatory Matters.

(a) The Company is, and since January 3, 2020 has been, in compliance in all material respects with all applicable Legal Requirements and Healthcare Laws. Since January 3, 2020, the Company has not been given written notice of, or been charged with, any material violation of any Legal Requirements and Healthcare Laws.

(b) Since January 3, 2020:

(i) the Company has filed with the applicable Regulatory Authority all material required filings, applications, licenses, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports and has otherwise complied with all requirements of the applicable Regulatory Authority. All such filings, applications, licenses, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements and Healthcare Laws when filed (or were corrected or supplemented in a subsequent filing), and no material deficiencies have been asserted in writing by any applicable Regulatory Authority with respect to any such filings, application, licenses, declarations, listings, registrations, reports or submissions;

(ii) the Company holds all Regulatory Permits required for the Company to conduct its business as currently conducted, and each such Regulatory Permit is valid and is in full force and effect. The Company is in compliance in all material respects with the terms and requirements of such Regulatory Permits. No deficiencies have been asserted in writing or in any other communication by, or from, any applicable Regulatory Authority with respect to any Regulatory Permits of the Company that have not since been resolved;

(iii) the Company has not made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Regulatory Authority, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the U.S. Food and Drug Administration (the “FDA”) to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Regulatory Authority to invoke any similar policy;

(iv) all preclinical studies and clinical trials sponsored or conducted by or on behalf of the Company have been conducted in material compliance with applicable Legal Requirements and Healthcare Laws;

(v) the Company and its employees, officers, and directors have not been, and, to the knowledge of the Company, no agent, contractor, or supplier acting on behalf of, or providing products or services to, the Company has been, (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a(a) and (b) or any similar Legal Requirements and Healthcare Laws), (ii) excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirements and Healthcare Laws), (iii) convicted of a crime for which a Person can be debarred or excluded or (iv) threatened in writing to be debarred or excluded;

(vi) the Company has not (i) received from the FDA any warning letter or untitled letter or (ii) to the knowledge of the Company, been the subject of any Legal Proceeding commenced by or on behalf of a Regulatory Authority, including the FDA, the DEA, the DOJ, the United States Department of Health and Human Services Office of Inspector General (“OIG”), or any similar foreign Regulatory Authority;

(vii) the Company has not become, continued to be a party to, or been required to enter into any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, with or imposed by any Regulatory Authority, including the FDA, the DEA, the DOJ, the OIG, or any similar foreign Regulatory Authority;

(viii) the Company is not authorized to bill, nor have they directly claimed or received reimbursement from, any Governmental Program or from any other Third-Party Payor Program for services reimbursable under such programs; and

(ix) Prior to the date of this Agreement, the Company has delivered to Parent all material data and other material information known to the Company with respect to the products under development by the Company, including the quality, safety or efficacy thereof.

3.17 Trade Control Laws; Anti-Corruption Laws.

(a) Neither the Company, nor any of its officers, directors or employees, nor, to the knowledge the Company, any agent or other third party representative acting on behalf of the Company: (x) is currently, or has been since January 3, 2020: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions, directly or indirectly, with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Export-Import Laws or (iv) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Legal Requirements administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service and Office of Foreign Assets Control (collectively, “Trade Control Laws”); or (y) since January 3, 2020 has on behalf of or in connection with the Company, made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws.

(b) Since January 3, 2020, the Company has not, in connection with or relating to the business of the Company, received from any Governmental Body any written notice, inquiry, or, to the knowledge of the Company, any internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Body, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

3.18 CFIUS Representation. The Company does not (i) produce, design, test, manufacture, fabricate, or develop “critical technologies” in the United States; (ii) own, operate, manufacture, or service “covered investment critical infrastructure” (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (iii) maintain or collect, directly or indirectly, “sensitive personal data” of U.S. citizens, each within the meaning of the DPA.

3.19 Governmental Authorizations. The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which their business is currently being conducted. The Governmental Authorizations held by the Company are valid and in full force and effect, except where the failure to be in full force and effect would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Effect. The Company is in compliance with the terms and requirements of such Governmental Authorizations in all material respects.

3.20 Tax Matters.

(a) (i) Each of the material Tax Returns required to be filed by or on behalf of the Company with any Governmental Body (taking into account any extensions of the applicable due date) have been filed, and are true, correct and complete in all material respects and (ii) all material Taxes shown as due on such Tax Returns and all material Taxes otherwise due and payable by the Company (whether or not shown on such Tax Returns) have been paid.

(b) All material Taxes that the Company was required by Legal Requirements to withhold or collect, including material sales and use Taxes and material amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been withheld or collected. To the extent required by applicable Legal Requirements with respect to such amounts due and payable, all such amounts have been paid over to the proper Governmental Body.

(c) As of the date of this Agreement, no Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing against or with respect to the Company, in each case, in respect of any material Tax and that has not been resolved, and no deficiency for any material Tax has been proposed, asserted or assessed by a Governmental Body in writing against the Company which deficiency is still pending.

(d) The most recent balance sheet included in the Company SEC Documents filed prior to the date of this Agreement reflects adequate accruals and reserves for all material liabilities of the Company for Taxes accrued but not payable by the Company with respect to all periods through the date of such balance sheet in accordance with GAAP.

(e) As of the date of this Agreement, within the past three (3) years, no written claim has been received by the Company from any Governmental Body in any jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes in that jurisdiction. As of the date of this Agreement, no extension or waiver of the statute of limitation period applicable to any material Tax Returns of the Company has been granted and is currently in effect, other than customary extensions of time automatically granted to file a Tax Return of no longer than seven (7) months.

(f) The Company is not a party to and it is not bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements entered into in the ordinary course of business, the principal purpose of which is not Tax). The Company (i) has not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return and (ii) does not have any material liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements), as a transferee or successor or otherwise by operation of Legal Requirements.

(g) Within the past two (2) years, the Company has neither been a “distributing corporation” nor a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting made before the Closing Date for a taxable period ending on or prior to the Closing Date and resulting from transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing outside the ordinary course of business, or (v) intercompany transaction or excess loss account as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements).

(i) The Company has not been a United States real property holding corporation (as defined Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) There are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than Permitted Encumbrances. The Company is, and has been since formation, classified as a corporation under subchapter C of the Code.

(k) The Company has not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

3.21 Employee Matters; Benefit Plans.

(a) The Company is not party to, has no duty to bargain for, and is not currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization, union or works council representing any of its employees and there are no labor organizations, unions or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company. Since January 1, 2021 there has not been any strike, material slowdown, work stoppage, lockout, picketing or labor dispute, or, to the knowledge of the Company, any threat thereof affecting the Company or any of its employees. Since January 1, 2021, and except for those matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has complied with all applicable Legal Requirements related to labor, employment and employment practices, including any pertaining to: terms and conditions of employment; background checks; pay equity; payment of wages; hours of work meal breaks or rest breaks; vacation, sick leave and other leaves of absence; employment policies and documentation; termination of employment, layoffs and plant closings; employment statutes or regulations; workplace health and safety; harassment, retaliation and discrimination; unfair labor practices; disability rights; accommodation; immigration; workers’ compensation; unemployment insurance; whistleblowing; background checks; collective bargaining; classification of employees as exempt or non-exempt; independent contractors; and contingent workers (collectively, “Labor and Employment Laws”). There is no material Legal Proceeding pending or, to the knowledge of the Company, threatened against the Company relating to such Labor and Employment Laws. Since January 1, 2021, the Company has not, to the knowledge of the Company, been subject to any complaint alleging, or entered into any settlement related to an allegation of sexual harassment against any of its officers or executives.

(b) The Company has made available to the Parent a correct and complete list of all current employees of the Company, including, each such employee’s (i) name or employee ID number, (ii) title, (iii) date of hire, (iv) work location (including city and state), (v) “exempt” or “non-exempt” classification for overtime purposes, (vi) base salary or base wage rate, (vii) leave status and anticipated return date (if applicable) and (viii) work authorization type and expiration date (if applicable).

(c) The Company has made available to the Parent a correct and complete list of all individuals currently engaged as independent contractors by the Company as individuals or through such individual’s sole proprietorship.

(d) The Company has not, since January 1, 2021, experienced or implemented a layoff or plant closing triggering the Worker Adjustment and Notification Act or any similar state or local law.

(e) Section 3.21(e) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans in effect as of the date of this Agreement (other than any individualized equity grant notices and related documentation that do not vary from a form listed on Section 3.21(e) of the Company Disclosure Schedule; and any non-executive employment agreement or offer letters that do not vary from one or more forms listed on Section 3.21(e) of the Company Disclosure Schedule; agreements with consultants entered into in the ordinary course of business; and any non-executive employment agreement or offer letters that may be terminated by the Company at any time and do not provide for the payment of any severance or termination benefits).

The Company has made available to Parent, with respect to each material Employee Plan, accurate and complete copies of the following, as relevant: (i) all plan documents and all amendments thereto, or if not written, a written description of the material terms thereof, and all related trust or other funding documents; (ii) the most recent determination letter or opinion letter received from the IRS with respect to each Employee Plan intended to be qualified under Section 401(a) of the Code; (iii) the most recent annual actuarial or other valuation report, the most recent financial statements and the most recent Form 5500 (with accompanying schedules); (iv) the most recent summary plan descriptions and any summary of material modifications thereto; (v) the most recent nondiscrimination tests required to be performed under the Code; and (vi) all material or non-routine correspondence to or from any Governmental Body relating to such Employee Plan in the last three years. The Company has not made any plan or commitment to create any additional material Employee Plan or materially modify or change any existing material Employee Plan, except as may be required to comply with applicable Legal Requirements.

(f) No Employee Plan is, and neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to, or been required to contribute to, or has or otherwise has had any obligation or liability, whether actual or contingent, with respect to (i) a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single-employer plan” (as defined in Section 4001(a)(15) of ERISA, (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, no event has occurred that would reasonably be expected to adversely affect the qualification of such Employee Plan. Each of the Employee Plans is now and has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code. (i) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Employee Plan, (ii) no breach of fiduciary duty has occurred in connection with the administration or investment of the assets of any Employee Plan in connection with which the Company or, to the knowledge of the Company, a third-party plan fiduciary would reasonably be expected to incur any liability, (iii) with respect to any Employee Plan, no excise Tax would reasonably be expected to be imposed upon the Company under Chapter 43 of the Code, (iv) each Employee Plan that is a group health plan is in compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, in each case, as amended (collectively, the “2010 Health Care Law”), and the operation of each such plan has not resulted in the incurrence of any penalty or the imposition of any tax on the Company pursuant to the 2010 Health Care Law, and (v) all contributions, premiums and expenses due to or in respect of any Employee Plan as required by applicable Legal Requirements and the terms of such Employee Plan have been timely made or paid in full, or, to the extent unpaid, have been fully reflected in line items on the most recent financial statements of the Company.

(g) Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company nor any Employee Plan has any obligation, whether actual or contingent, to provide post-employment welfare benefits to or make any payment to, or with respect to, any Company Service Provider pursuant to any retiree medical benefit plan or retiree welfare plan.

(h) Other than as provided in Section 2.9 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or other transactions contemplated by this Agreement (whether alone or in combination with other events or circumstances) will (i) entitle any Company Service Provider to any payment of severance, termination or similar-type benefits or any other material compensatory payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of, compensation or benefits due to any such Company Service Provider under any Employee Plan or otherwise, (iii) directly or indirectly cause the Company to transfer or set aside any material assets to fund any benefits under any Employee Plan or (iv) otherwise give rise to any material liability under any Employee Plan.

(i) Neither the execution and delivery or performance of this Agreement nor the consummation of the Merger or other transactions contemplated by this Agreement (whether alone or in combination with other events or circumstances) will result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) that could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(j) Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance issued thereunder. No Employee Plan provides, and the Company does not have any obligation to provide, any gross-up or similar payment or reimbursement of Taxes under Section 4999 or 409A of the Code.

(k) There are no Legal Proceedings pending or, to the knowledge of the Company, threatened, in each case, against any of the Employee Plans or against the assets of any Employee Plan or otherwise involving any Employee Plan (other than routine claims for benefits in the ordinary course of business).

(l) No Employee Plan is maintained outside the jurisdiction of the United States or covers any employees or other individual service providers of the Company who reside or work outside of the United States.

3.22 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company is, and since January 1, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of its business and occupation of the Leased Real Property, (b) there is no investigation or Legal Proceeding relating to or arising under any Environmental Law that is (i) pending or, to the knowledge of the Company, threatened in writing against the Company or (ii) to the knowledge of the Company, pending or threatened in writing against any Leased Real Property, (c) the Company has not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company relating to or arising under Environmental Laws, (d) the Company has not treated, stored, disposed of, arranged for the disposal of, transported, handled, generated, manufactured, distributed or exposed any Person to any Hazardous Materials at, on, or under a property or facility owned, operated or used by the Company in a manner that has resulted in or could reasonably be expected to give rise to any claim against or liability of the Company under any Environmental Law, (e) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner or in a concentration that has resulted in or would reasonably be expected to result in any claim against or liability of the Company under any Environmental Law and (f) the Company has not assumed, undertaken, or otherwise become subject to, either contractually or by operation of law, any liability or obligations of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.23 Insurance. The Company has made available to Parent an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company as of the date of this Agreement. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect (except for any expiration thereof in accordance with its terms), no notice of cancellation or modification has been received as of the date hereof, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.24 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Company or to the knowledge of the Company, against any present or former officer, director or employee of the Company in such individual’s capacity as such.

(b) There is no order, writ, injunction or judgment to which the Company is subject that is reasonably likely to have, individually or in the aggregate, a Company Material Effect.

(c) To the knowledge of the Company, no investigation or review by any Governmental Body with respect to the Company is pending or is being threatened.

3.25 Fairness Opinion. The Company Board has received an opinion from each of Evercore Group L.L.C. (“Evercore,” and such opinion, the “Evercore Opinion”) and Centerview Partners LLC (“Centerview,” and such opinion, the “Centerview Opinion”), each in their capacity as a financial advisor to the Company, to the effect that, (a) with respect to the Evercore Opinion, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in the Evercore Opinion, the Offer Price to be received by the holders of Voting Common Stock (other than as specified in the Evercore Opinion) in the Offer and the Merger is fair, from a financial point of view, to such holders; and (b) with respect to the Centerview Opinion, as of the date of such written opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Consideration (as defined therein) to be paid to the holders of Voting Common Stock (other than the Excluded Shares (as defined therein) and any Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date hereof, neither the Evercore Opinion nor the Centerview Opinion has been withdrawn, revoked or modified.

3.26 Brokers and Other Advisors. Except for Evercore and Centerview, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true, accurate and complete copies of the engagement letters, with Evercore and Centerview, respectively, relating to the Transactions. The amounts payable by the Company to each of Evercore and Centerview in connection with the Transactions shall not in any event exceed the amounts payable to each of them pursuant to the terms of such engagement letters.

3.27 Affiliate Transactions. No (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the outstanding Shares or (c) Affiliate or “associate” or any member of the “immediate family” (as “associate” or “immediate family member” are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b) (each of the foregoing, a “Related Party”) is a party to or has engaged in any material transaction, agreement, commitment, arrangement or understanding with the Company since January 3, 2020, excluding any employment or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director of the Company, any Employee Plan, any Company Equity Plan or any Contract in connection therewith.

3.28 No Other Representations or Warranties; Acknowledgment by the Company.

(a) Except for the representations and warranties expressly set forth in this Section 3, none of the Company, any of its Affiliates or any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, at law or in equity, including with respect to the Company or its business or with respect to any other information made available to Parent, Purchaser or their Representatives in connection with the Transactions, including the accuracy or completeness thereof and the Company hereby expressly disclaims any such other representations and warranties.

(b) The Company acknowledges and agrees that, except for the representations and warranties made by Parent, Payor and Purchaser in this Agreement or any other agreements contemplated hereby, none of Parent, Payor, Purchaser or any of their Affiliates nor any other Person is making or has made any express or implied representation or warranties of any kind or nature whatsoever, at law or in equity, with respect to or on behalf of Parent, Purchaser or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Purchaser or any of their Subsidiaries or any other matter made available to the Company or its Representatives in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent, Purchaser and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT, PAYOR AND PURCHASER

Parent, Payor and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent, Payor and Purchaser is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incidental to its formation and its entry into this Agreement and performance hereunder. Parent is the record and beneficial owner of all of the outstanding capital stock of Purchaser and Purchaser does not have any other outstanding securities or instruments exercisable for, or otherwise convertible or exchangeable into, capital stock or any other security of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent, Payor and Purchaser have all requisite corporate or limited liability company power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent, Payor and Purchaser of this Agreement and the consummation by Parent, Payor and Purchaser of the Transactions have been duly authorized by all necessary action on the part of Parent, Payor and Purchaser and their respective boards of directors and the lead manager, as applicable, and no other corporate proceedings on the part of Parent, Payor and Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions (subject, in case of the Merger, to the recordation of appropriate merger documents as required by the DGCL and subject to delivery by Payor of the written consent contemplated by Section 5.15). This Agreement has been duly executed and delivered by Parent, Payor and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes, and at the Offer Acceptance Time will constitute, the legal, valid and binding obligation of Parent, Payor and Purchaser and is, and at the Offer Acceptance Time, will be, enforceable against Parent, Payor and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, any applicable Legal Requirements promulgated under the authority of the Copenhagen Stock Exchange, the DGCL, the HSR Act, if applicable, and any other applicable Antitrust Laws, the execution and delivery of this Agreement by Parent, Payor and Purchaser, and the consummation of the Transactions, will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent, Payor or Purchaser; (b) conflict with or cause a violation by Parent, Payor or Purchaser of any Legal Requirements or order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent, Payor or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents) or any applicable Legal Requirements promulgated under the authority of the Copenhagen Stock Exchange, state takeover laws, the DGCL, the HSR Act and any other applicable Antitrust Laws, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders, or of any equity holders of any Affiliate of Parent, is necessary to approve this Agreement or any of the Transactions that has not already been obtained as of the date hereof, except with respect to the vote of Payor, as the sole stockholder of Purchaser, to consummate the Merger, which shall be obtained promptly after execution of this Agreement.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent, Payor or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or threatened against Parent or Purchaser, except as would not and would not reasonably be expected to, individually or in the aggregate, a Parent Material Adverse Effect.

To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Sufficiency of Proceeds. As of the date of this Agreement, Parent has available to it, and as of the Offer Acceptance Time and the Closing Date, Parent shall have available to it (and shall make available to Payor, and Payor shall make available to Purchaser, in each case, in a timely manner), cash on hand or access to funds under its Existing Credit Facility in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options and RSUs following the Effective Time pursuant to Sections 2.9(a) and 2.9(b).

4.8 Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent, Payor or Purchaser, no broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

4.10 Stockholder and Management Arrangements. As of the date hereof, neither Parent or Purchaser nor any of their respective controlled Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement, the Offer or the Merger; (ii) the Company or (iii) the Surviving Corporation, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) any holder of shares of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person has agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Offer or the Merger.

4.11 No Other Representations or Warranties; Acknowledgement by Parent, Payor and Purchaser.

(a) Except for the representations and warranties expressly set forth in this Section 4, none of Parent, Payor, Purchaser or any of their Affiliates nor any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, at law or in equity, including with respect to Parent, Purchaser or their respective businesses or with respect to any other information made available to the Company or its Representatives in connection with the Transactions, including the accuracy or completeness thereof and Parent, Payor and Purchaser hereby expressly disclaim any such other representations and warranties.

(b) Parent, Payor and Purchaser acknowledge and agree that, except for the representations and warranties made by the Company in this Agreement (as qualified by the Company Disclosure Schedule), none of the Company or any of their Affiliates nor any other Person is making or has made any express or implied representation or warranties of any kind or nature whatsoever, at law or in equity, with respect to or on behalf of the Company, its businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any other matter made available to Parent, Purchaser or their Representatives in expectation of, or in connection with, this Agreement or the Transactions. Neither Parent nor Purchaser is relying upon and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

SECTION 5. COVENANTS

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the Representatives of the Company to, provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives and the Company’s properties, offices, books and records, Contracts, commitments and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement or any sale process preceding the execution and delivery of this Agreement, or, except as provided in Section 5.3 or Section 5.4, to any Acquisition Proposal), including all reasonably requested information regarding the business of the Company and such additional financial, operating and other data and information regarding the Company (provided, that in the case of correspondence with the FDA received by the Company during this period, the Company shall promptly make available copies of such correspondence in an electronic data room maintained by the Company, regardless of whether or not Parent has made any request regarding the same); provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time during the Company’s normal business hours, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company, and shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing.

In addition, during the Pre-Closing Period, the Company shall promptly inform Parent of, and, wherever practicable give the Parent reasonable advance notice of, and the opportunity to participate in (as status of observer), any formal prescheduled teleconference or in person meeting with the FDA or any other equivalent Governmental Body; provided, that Parent’s participation shall be limited to no more than two Representatives of Parent, be conducted at Parent’s expense, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the Company’s objectives, conduct or participation in the teleconference or meeting. Nothing herein shall require the Company to permit any inspection or to disclose any information, that in the reasonable discretion of the Company (after consultation with its outside legal counsel) would (i) jeopardize any attorney-client, work-product doctrine or other applicable legal privilege (provided, that the Company shall reasonably cooperate with Parent to allow the disclosure of such document or information (or as much of it as possible) in a manner that would not result in a loss of such privilege), or (ii) contravene any applicable Legal Requirement or Contract entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party) so long as the Company has reasonably cooperated with Parent to permit disclosure to the extent permitted by Legal Requirements or the applicable Contract; provided, further, that information may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to outside counsel for Parent, to the extent the Company determines (after consultation with its outside legal counsel) that doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated February 2, 2024, between the Company and Parent (as amended or supplemented from time to time, the “Confidentiality Agreement”).

5.2 Operation of the Company.

(a) During the Pre-Closing Period, except (A) as expressly required under this Agreement, (B) as required by applicable Legal Requirements, (C) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed (unless obtaining such consent would violate applicable Antitrust Laws, in which case consent shall not be required and the Company shall be permitted to take the applicable action, to the extent Parent consent thereto would be a violation of such Antitrust Laws, notwithstanding this Section 5.2 so long as the Company provides reasonable advance written notice to Parent), or (D) as set forth in Section 5.2(b) of the Company Disclosure Schedule, the Company shall (i) use its reasonable best efforts to conduct its business in the ordinary course consistent with past practice; (ii) use its reasonable best efforts to maintain its existence in good standing pursuant to applicable Legal Requirements; and (iii) use its reasonable best efforts to (x) preserve intact its material assets, properties, Contracts or other material legally binding understanding, licenses and business organizations and (y) preserve the current relationships with employees, consultants, researchers, customers, vendors, distributors, partners, lessors, licensors, creditors, contracts and other Persons with which the Company has material business relations; provided, that any failure to take any action prohibited by Section 5.2(b) shall not be deemed a breach of this Section 5.2(a) to the extent the Company fails to take such action after seeking Parent’s consent for such action and failing to obtain such consent.

(b) During the Pre-Closing Period, except (A) as expressly required under this Agreement, (B) as required by applicable Legal Requirements, (C) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed (unless obtaining such consent would violate applicable Antitrust Laws, in which case consent shall not be required and the Company shall be permitted to take the applicable action to the extent consent thereto would be a violation of such Antitrust Laws notwithstanding this Section 5.2 so long as the Company provides reasonable advance written notice to Parent) or (D) as set forth on Section 5.2(b) of the Company Disclosure Schedule, the Company shall not:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire Shares held by a Company Associate only upon termination of such Company Associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; or (3) in connection with net share settlement or withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards outstanding on the date hereof in accordance with the terms of any such Company Stock Award (in effect as of the date hereof);

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company of (A) any capital stock, equity interest or other security of the Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company (except that the Company may (1) issue Shares as required to be issued upon the settlement of RSUs outstanding on the date of this Agreement, upon the exercise of Company Options, or the vesting of Company Stock Awards outstanding as of the date of this Agreement in accordance with the terms of any such Company Stock Award (in effect as of the date hereof), (2) sell shares upon exercise of Company Options if necessary to effectuate an optionee direction upon exercise or sales to satisfy the exercise price or Tax obligations with respect to Company Stock Awards outstanding as of the date of this Agreement in accordance with the terms of any such Company Stock Award (in effect as of the date hereof) and (3) authorize purchases of shares under a Rule 10b5-1 plan established by the Company in accordance with the terms of any such Rule 10b5-1 plan (in effect as of the date hereof);

(iv) except as required by the terms of any Employee Plan or as otherwise permitted under Section 5.2(b)(i) or Section 5.2(b)(iii), (A) increase the compensation payable or to become payable or the benefits provided to any Company Service Provider, (B) establish, adopt, terminate or amend any Employee Plan (or any plan, policy, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), (C) grant any equity or equity-based awards to any Company Service Provider, or (D) amend or waive any of its rights under, or accelerate the vesting or timing of payment, or fund or in any other way secure the payment, in respect of any award or benefit provided under any provision of any of the Employee Plans (or any plan, policy, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) (except that the Company: (1) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice; (2) may amend any Employee Plans to the extent required by applicable Legal Requirements; (3) may replace, renew or extend a broadly applicable Employee Plan in the ordinary course of business that does not materially increase the cost of such Employee Plan or benefits provided under such Employee Plan based on the cost on the date of this Agreement; and (4) may make annual or quarterly bonus or commission payments, including bonus or commission payments pursuant to existing plans, in the ordinary course of business consistent with past practice, and may adopt and grant annual performance bonuses in the ordinary course of business consistent with past practice);

(v) (A) grant any change-of-control or retention payments or benefits (or provide for any increase thereof) to, or enter into any change-of-control or retention agreement with, any Company Associate, (B) grant any severance payments or benefits (or provide for any increase thereof) to, or enter into any employment or severance agreement with, any executive officer or director, (C) grant any severance or termination payments or benefits (or provide for any increase thereof) to, or enter into any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $300,000 or any consulting agreement with an individual independent contractor with an annual base compensation greater than $300,000 or (D) hire any employee that would be a direct report to the Chief Executive Officer of the Company or any employee with an annual base salary in excess of $300,000;

(vi) amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii) form a Subsidiary;

(viii) directly or indirectly acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any equity interest in, or a material portion of the assets or business of, any other Entity;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) advances for employee expenses in the ordinary course of business, or (B) the extension of trade credit in the ordinary course of business;

(x) enter into any corporate joint venture, development, partnership, limited liability corporation or similar arrangement, in each case, for the sharing of profits and losses;

(xi) make or authorize any capital expenditure except (A) in the ordinary course of business and not to exceed $50,000 individually or $250,000 in the aggregate, or (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (to the extent not covered by insurance);

(xii) except for Intellectual Property Rights which is covered in Section 5.2(b)(xii), acquire, sell, lease, license, sublicense, pledge, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse, transfer, or assign any material right or other material asset or property for consideration that is individually in excess of $500,000 or in the aggregate in excess of $1,000,000, except (A) pursuant to dispositions in the ordinary course of business (including selling inventory and entering into non-exclusive license agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company in amounts not exceeding $50,000 individually or $100,000 in the aggregate, or (C) voluntary terminations or surrenders of leases or subleases of real property in the ordinary course of business;

(xiii) negotiate or enter into any license and collaboration, partnership or distribution Contract or other similar transaction with respect to any assets pertaining to any products (including pipeline products) or research or development programs of the Company (other than a Standard Contract to the extent such Contract is not with any Related Party);

(xiv) with respect to Intellectual Property Rights, acquire, sell, lease, license, sublicense, pledge, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), transfer, or assign any material Intellectual Property Rights, including material Intellectual Property Rights pertaining to earlier pipeline projects or programs related to bexicaserin, except pursuant to (A) non-exclusive licenses or sublicenses made in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business and consistent with past practice) that are not related to bexicaserin, (B) non-exclusive licenses or sublicenses related to bexicaserin made in the ordinary course of business consistent with past practice that are incidental to a manufacturing, services or clinical trial agreement and granted to a Person solely with limited rights to perform services for the Company or (C) decisions made regarding the prosecution and maintenance of Intellectual Property Rights, including the Company Owned IP and the Company Licensed IP, in the ordinary course of business consistent with past practice except for decisions to abandon or permit to lapse -patents or patent applications related to bexicaserin or any claim in any Patent in each case within Company Owned IP or Company Licensed IP where such abandonment or lapse of such claim would materially degrade the scope of protection related to bexicaserin;

(xv) incur any Indebtedness after the date of this Agreement, except for (A) Indebtedness reasonably necessary to finance capital expenditures permitted under Section 5.2(b)(x), (B) Indebtedness incurred to refinance or replace existing Indebtedness (including any increased amounts of Indebtedness to the extent necessary to finance any fees, costs and expenses incurred in connection with such refinancing or replacement), (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business and (D) Indebtedness incurred under any existing credit facilities or similar arrangements as in effect on the date hereof, in each case of clauses (A) through (D), in any amount less than $500,000 per incurrence or $1,000,000 in the aggregate;

(xvi) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto);

(xvii) (A) negotiate or enter into any Contract that would constitute a Material Contract if it had been in effect on the date of this Agreement or (B) amend or modify in any material respect, or waive or release any material rights under or voluntarily terminate, any Material Contract;

(xviii) except as required by GAAP, in the ordinary course of business, or as would not have a material effect on the Company’s Tax liability, (A) make, revoke or change any material Tax election; (B) settle or compromise any material Tax claim or assessment or affirmatively surrender a right to any material Tax refund; (C) change any accounting period used for Tax purposes; (D) file an amended material Tax Return; (E) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (F) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than in connection with a customary extension of time automatically granted to file a Tax Return of no longer than seven (7) months); or (G) fail to pay any material Tax as it becomes due and payable, except to the extent such Tax is contested in good faith;

(xix) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business consistent with past practice; or (B) in connection with a breach of this Agreement;

(xx) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than (A) any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby, (B) a settlement that results solely in a monetary obligation involving only the payment of monies (without admission of wrongdoing) by the Company (net of recoveries under insurance policies or indemnity obligations) of not more than $500,000 in the aggregate and provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise or (C) a settlement that results in no monetary obligation of the Company or the Company’s receipt of payment; provided, that in each case, such settlement, release, waiver or compromise (x) does not relate to any Intellectual Property Rights, (y) is not entered into with any Governmental Body, (z) does not involve any material injunctive or equitable relief, or impose restrictions, on the business activities of the Company; and provided further that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.8 or Section 5.8, as applicable;

(xxi) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xxii) adopt or implement any stockholder rights plan or similar arrangement;

(xxiii) adopt a plan or agreement of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xxiv) relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its material Intellectual Property rights;

(xxv) enter into any new line of business outside pharmaceuticals;

(xxvi) fail to maintain in full force and effect insurance policies covering the Company and its material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

(xxvii) authorize, or agree or commit to take, any of the actions described in this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its, and in the case of Parent, its Subsidiaries’, respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that the confidentiality agreement need not contain standstill provisions) and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or Section 5.4 or otherwise prohibit the Company from complying with its obligations under this Section 5.3 or Section 5.4 (a copy of which shall be promptly provided for informational purposes only to Parent upon execution of such Acceptable Confidentiality Agreement but in no event within 36 hours from the execution thereof).

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause its directors, officers and employees not to, and shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly (i) (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any Acquisition Proposal or any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with, or for the purpose of, soliciting, initiating or knowingly facilitating or encouraging, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or similar Contract with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”); (ii) waive or release any Person from, fail to use reasonable best efforts to enforce any standstill, non-use, non-contact or similar agreement or any standstill, non-use, non-contact or similar provisions of any Company Contract with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, provided, however, the Company Board may take, or omit to take, any of the actions contemplated by clause (ii) of this Section 5.3 solely to the extent necessary to allow a third party to make a confidential Acquisition Proposal to the Company Board that is not otherwise made in breach of this Section 5.3 or Section 5.4 and after the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; or (iii) resolve or agree to do any of the foregoing contemplated by the preceding clauses (i) or (ii).

Immediately after the execution of this Agreement, the Company shall and shall cause its directors, officers and employees to, and the Company shall direct and use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. As promptly as reasonably practicable (and in any event within two (2) business days) after the execution of this Agreement, the Company shall and shall cause its directors, officers and employees to, and the Company shall direct and use its reasonable best efforts to cause its other Representatives to, (A) terminate access by any third party (other than Parent, its Affiliates and their respective Representatives) to any physical or electronic data room or similar information sharing platform relating to any potential Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (B) request the prompt return or destruction of any confidential information previously furnished or made available to such Persons and their Representatives through such platform or in connection with a possible Acquisition Proposal.

(c) If at any time prior to the Offer Acceptance Time, the Company or any of its Representatives receives an unsolicited bona fide Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the date of this Agreement and did not result from or arise out of any breach of this Section 5.3 or Section 5.4, (i) the Company and its Representatives may request that any oral Acquisition Proposal be provided in written form and inform such Person or group of Persons of the terms of this Section 5.3 and (ii) if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) the failure to take the actions described in the immediately subsequent clauses (A) and (B) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements (and the Company provides Parent with written notice of this determination prior to the first time that the Company takes any action contemplated by the immediately subsequent clauses (A) and (B) with respect to such Acquisition Proposal), then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement and furnish pursuant to such Acceptable Confidentiality Agreement (unless prohibited by such Acceptable Confidentiality Agreement) information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives; provided, that the Company shall substantially concurrently provide to Parent any information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives with respect to such Acquisition Proposal.

(d) From and after the date of this Agreement, the Company shall (i) promptly (and in any event within 36 hours) notify Parent if any inquiries, proposals, indications of interest or offers that are Acquisition Proposals or could reasonably be expected to lead to an Acquisition Proposal, including any requests to engage in communications, discussions or negotiations with respect to any Acquisition Proposal, are received, whether orally or in writing, by the Company or any of its Representatives together with the identity of the Person or group of Persons making such inquiries, proposals, indications of interest or offers, (ii) promptly (and in any event within 36 hours) provide to Parent a copy of any written Acquisition Proposal or written materials comprising such inquiry, proposal or offer received by the Company or any of its Representatives and a summary of the material terms and conditions of any oral Acquisition Proposal or any such inquiry, proposal, indication of interest or offer, (iii) keep Parent reasonably informed of any material developments regarding any Acquisition Proposal on a prompt basis and (iv) upon the reasonable written request of Parent, reasonably inform Parent of the status of such Acquisition Proposal. Without limiting the generality of the foregoing, the Company will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto), relating to such Acquisition Proposal exchanged between the Company or any Representative of the Company, on the one hand, and the Person or group of Persons making such Acquisition Proposal and their Representatives, on the other hand.

(e) Nothing in this Section 5.3 or Section 5.4 shall prohibit the Company or the Company Board from (i) complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iii) electing to take no position with respect to an Acquisition Proposal until the earlier of three (3) business days prior to the then-scheduled Expiration Date or ten (10) Business Days after Parent requests such reaffirmation with respect to such Acquisition Proposal or (iv) informing any Person of the existence of the provisions contained in this Section 5.3; provided that the Company and the Company Board may not in any event effect a Company Adverse Change Recommendation or take any action prohibited by Section 5.4(a)(ii) except pursuant to Section 5.4. The Company shall provide Parent with a copy of the text of any disclosure proposed to be made pursuant to this Section 5.3(e) at the earliest practicable time in advance of such disclosure.

(f) The Company will promptly inform its Representatives of the restrictions set forth in this Section 5.3 and Section 5.4. Any breach or violation of the restrictions set forth in this Section 5.3 or Section 5.4 by any Representative of the Company will be deemed to be a breach of this Section 5.3 or Section 5.4 by the Company.

5.4 Company Board Recommendation.

(a) Subject to Section 5.4(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor a duly authorized committee thereof shall (i)(A) withdraw (or modify, change or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify, change or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (C) if a tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal is commenced (within the meaning of 14d-2 under the Exchange Act), fail to recommend against acceptance of such tender offer or exchange offer within ten (10) business days or (D) if any Acquisition Proposal has been made public, fail to reaffirm the Company Board Recommendation upon request of Parent within the earlier of three (3) Business Days prior to the then-scheduled Expiration Date or ten (10) Business Days after Parent requests such reaffirmation with respect to such Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement otherwise in accordance with Section 5.3).

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), at any time prior to the Offer Acceptance Time:

(i) in the event that (x) the Company or any of its Representatives receives a bona fide Acquisition Proposal (which did not result from or arise out of a material breach of Section 5.3 or this Section 5.4) from any Person that has not been withdrawn and (y) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Company Board may (A) make a Company Adverse Change Recommendation and (B) authorize the Company to terminate this Agreement in accordance with Section 7.1(h) to enter into a Company Acquisition Agreement with respect to such Superior Proposal, in the case of each of clauses (A) and (B) if and only if: (1) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(h) with respect to such Acquisition Proposal, together with any proposed definitive or other agreements (including schedules and exhibits thereto) with respect to such Acquisition Proposal, at least four (4) business days prior to making any such Company Adverse Change Recommendation and, if applicable, effecting such termination (together with such agreements, a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (3)(I) the Company shall have provided to Parent the information and materials (including a copy of any proposed agreements and related financing agreements) and a summary of the material terms and conditions of such Acquisition Proposal in accordance with Section 5.3(d) with respect to such Acquisition Proposal, (II) the Company shall have afforded Parent four (4) business days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and, to the extent Parent desires and has requested to negotiate, shall have negotiated, and caused its Representatives to negotiate, in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any and (III) the Company Board, after consultation with the Company’s financial advisers and outside legal counsel, and taking into account and giving effect to any amendments to this Agreement and the Transactions proposed by Parent and any other proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period, shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(h) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements.

For the avoidance of doubt, issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not, in and by itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.4. The provisions of this Section 5.4(b)(i)(2) and Section 5.4(b)(i)(3) shall also apply to any material amendment to such Acquisition Proposal and require a new Determination Notice, except that the Match Period shall be deemed to be the greater of three (3) business days or the remaining business days in the then-existing Match Period; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail); and (C)(1) the Company shall have given Parent four (4) business days after the delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent requested by Parent, to negotiate, shall have negotiated, and caused its Representatives to negotiate, in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (2) the Company Board, after consultation with the Company’s financial advisers and outside legal counsel, taking into account, and giving effect to, any amendments to this Agreement and the Transactions proposed by Parent, and any other proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period, shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, the provisions of Section 5.4(b)(ii)(B) and Section 5.4(b)(ii)(C) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be the greater of three (3) business days or the remaining business days in the then-existing Match Period.

5.5 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 5.5(d), each of the Parties shall use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to satisfy the conditions to the Closing and consummate the Transactions as soon as reasonably practicable and in any event prior to the Termination Date, including using reasonable best efforts to (i) obtain all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, (ii) obtain all necessary Consents from third parties, (iii) execute and deliver any additional instruments necessary or reasonably advisable to consummate the Transactions and (iv) defend or contest in good faith any Legal Proceeding brought by a third party that would prevent, materially impair or materially delay the consummation of the Transactions. Notwithstanding anything to the contrary herein, prior to the Effective Time, no Party shall be required to, and neither the Company nor Parent (or Parent’s controlled Affiliates) shall without the prior written consent of the other, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration in any form (including increased rent or other similar payment or commercial accommodation or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any liability or any limitation on any rights of the Company, or any obligation or limitation of rights of Parent or its Affiliates, to obtain any Consent (other than any Governmental Body pursuant to Section 5.5(b) and 5.5(c)).

(b) Subject to the terms and conditions of this Agreement, including Section 5.5(d), each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to) promptly, but in no event later than ten (10) business days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each Party), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions (provided that there are no changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, in which instance the Parties shall use reasonable best efforts to file or cause to be filed any and all required Notification and Report forms under the HSR Act as promptly as commercially practicable thereafter).

(c) Subject to the terms and conditions set forth in this Agreement, including Section 5.5(d), during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and coordinating and consulting with each other with respect to strategy in connection with obtaining any necessary approvals or expiration of any waiting periods, provided that (A) Parent will, on behalf of Parent and the Company, subject to reasonable consultation with the Company and its Representatives, control and lead all communications and strategy related to any filings, obtaining any necessary (or, in the reasonable judgment of Parent, proper or advisable) Consents, and resolving any investigation or other Legal Proceeding of any Governmental Body under the HSR Act or any other applicable Antitrust Laws and, for the avoidance of doubt, in the event of a dispute between Parent (or its Affiliates) and the Company, Parent will make the final determination regarding such strategy, Consents or expirations and resolution of any investigation or other Legal Proceeding of any such agency or other Governmental Body under the HSR Act or any other applicable Antitrust Laws and (B) the Company will provide, and will cause its Affiliates to provide, prompt, full and effective support to Parent to the extent reasonably requested by Parent, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) promptly and regularly keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents, communications or materials provided to or received from any Governmental Body and material details of any oral communications in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) to the extent reasonably practicable, and subject to the preceding clause (i) and Section 5.5(b), consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, and subject to the preceding clause (i) and Section 5.5(b), in connection with any such request, inquiry, investigation or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference, including any virtual or telephonic meetings and discussions, relating to such request, inquiry, investigation or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation or Legal Proceeding; provided, that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company or its assets or the identity of alternative acquirers, (B) to comply with contractual arrangements or (C) as necessary to protect reasonable legal privilege or (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel.

Each Party, unless otherwise agreed to in writing, shall use their respective reasonable best efforts to respond as promptly as practicable all requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by responding at the earliest reasonably practicable date to any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions. Parent shall pay all filing fees under the HSR Act and other Antitrust Laws; provided, that Parent and the Company shall each bear its own costs for the preparation of any such filings.

Notwithstanding anything to the contrary in this Agreement the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), and Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), commit to or agree with any Governmental Body to enter into any timing agreement, stop the clock, stay, toll or extend any applicable waiting period, or pull and refile under the HSR Act, or any other applicable Antitrust Laws, or agree with any Governmental Body not to consummate the Transactions for any period of time.

(d) Notwithstanding anything to the contrary in this Section 5.5, (i) each of the Parties agrees to promptly take, and cause their Affiliates to take, any and all actions and steps to: cause the prompt expiration or termination of any applicable waiting period, obtain any consent, permit, authorization, waiver or clearance under the HSR Act or other Antitrust Laws, resolve objections, if any, of the FTC, DOJ, or any other Governmental Bodies with respect to the Transactions under the HSR Act or other Antitrust Laws, avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies, and avoid the entry of, effect the dissolution of, or to eliminate, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Offer Acceptance Time beyond the Expiration Date, and to otherwise promptly take all actions to resolve any objections and take all actions requested or required by any Governmental Body under applicable Antitrust Laws, and (ii) the Parties shall oppose and defend through litigation on the merits any claim asserted in court by any Person, including any Governmental Body, under Antitrust Laws in order to avoid entry of, or to promptly have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, materially delay, or prevent the Closing; provided, that neither Parent, Payor nor Purchaser, nor of any their respective Affiliates or the Lundbeck Foundation, shall have any obligation under this Agreement to do any of the following: (A) negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, intellectual property, product lines, service lines, or businesses of Parent, Purchaser or the Company or any of their respective Affiliates, (B) consent to or otherwise agree to other restrictions or limitations on any business, operations, assets, properties or contractual freedoms of any such businesses or operation, (C) terminate existing relationships, contractual rights or obligations of the Company, Parent or any of their respective Affiliates, (D) terminate any venture or other arrangement, (E) create any relationship, contractual rights or obligations of the Company, Parent or any of their respective Affiliates, (F) effectuate any other change or restructuring of the Company, Parent or any of their respective Affiliates and (G) otherwise take or commit to take any actions (including committing to seek prior approval from any Governmental Body for any future transaction) with respect to the businesses, product lines, assets, contractual rights, intellectual property, product lines, or service lines of the Company, Parent or any of their respective Affiliates (collectively clauses (A) through (G), “Remedy Actions”), unless: (x) in the case of clause (A) only, such Remedy Action involves solely assets or business of the Company (or, at the election of Parent, of Parent and its Affiliates), or (y) in the case of clause (B) only, such Remedy Action is a proposal, agreement, commitment or undertaking from Parent or any of its Affiliates or the Company to supply or provide products and services to third parties (including competitors of Parent or any of its Affiliates or the Company), in each case of the preceding clause (x) or (y), such Remedy Action, individually and in the aggregate with all other Remedy Actions, would not reasonably be expected to result in a materially adverse impact on the benefits that Parent reasonably expects to derive from the consummation of the Transactions (each such Remedy Action, a “Required Remedy Action”). The Company shall not, except with the prior written consent of Parent, propose, proffer or agree to any Remedy Action. For the avoidance of doubt, no Party hereto (or their respective Subsidiaries) shall be required pursuant to this Section 5.5(d) to offer, negotiate, commit to or effect any Remedy Action that is not conditioned upon the Closing.

(e) Prior to Closing, each of the Company, Parent and Purchaser shall not, and the Company and Parent shall cause its respective controlled Affiliates not to, directly or indirectly, acquire or agree to acquire, or publicly announce the intent to acquire, any assets, business or any Person, whether by merger, consolidation, license, purchasing the assets of or equity in any Person or by any other manner or engage in any other transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would, as advised by the Parties’ respective external antitrust counsel, reasonably be expected to (i) impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other Transactions under applicable Antitrust Laws, including any approvals and expiration of waiting periods pursuant to the HSR Act or (ii) materially increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions under any applicable Antitrust Laws.

5.6 Employee Benefits.

(a) For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Subsidiary or Affiliate thereof) during such period (each, a “Continuing Employee”) (i) annual base salary (or base wage rate, as the case may be) that is no less than that provided to such Continuing Employee by the Company immediately prior to the execution of this Agreement, (ii) short-term cash incentive compensation opportunities (including annual or quarterly cash bonuses and commissions, but excluding any equity-based compensation) that are no less favorable, in the aggregate, to such short-term cash incentive compensation opportunities (excluding equity-based compensation) provided to such Continuing Employee by the Company immediately prior to the execution of this Agreement, (iii) severance pay and benefits at levels that are no less favorable than the levels of severance pay and benefits provided under the Employee Plans set forth on Section 3.21(d) of the Company Disclosure Schedule applicable to such Continuing Employee as in effect on the date of this Agreement and (iv) other employee benefits (other than equity-based benefits and any retention, transaction-based or other special or non-recurring bonus or incentive awards) that are substantially comparable in the aggregate than those provided to such Continuing Employee immediately prior to the execution of this Agreement.

(b) Without limiting the foregoing:

(i) Each Continuing Employee shall be given service credit for purposes of eligibility to participate, determination of benefit levels (including levels of benefits under Parent’s or the Surviving Corporation’s (or applicable Subsidiary’s) vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s (or applicable Subsidiary’s) employee benefit plans and arrangements (“Parent Plans”) with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date to the same extent that such service was recognized prior to the Closing Date under the corresponding Employee Plan of the Company; provided, that the foregoing shall not result in the duplication of benefits and Parent shall not be required to provide credit for any purpose under any Parent Plan that is an equity incentive compensation plan, defined benefit pension plan or post-retirement welfare plan.

(ii) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation (or applicable Subsidiary) to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(iii) Under any Parent Plan that is a health or welfare benefit plan, Parent shall use reasonable best efforts to (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods or required physical examinations under the Parent Plan in which Continuing Employees are eligible to participate following the Effective Time with respect to participation and coverage requirements applicable to the Continuing Employees, except to the extent that such conditions, exclusions, waiting periods or physical examinations would not have been satisfied or waived under a corresponding Employee Plan immediately prior to the Effective Time and (B) ensure that such Parent Plan shall, for purposes of satisfying any deductibles, co-payments and out-of-pocket maximums and allowances under any such Parent Plan in which such Continuing Employees are eligible to participate after the Effective Time, credit Continuing Employees for all service and all deductibles, co-payments and other amounts incurred by such Continuing Employees or their covered dependents during the plan year in which the Effective Time occurs to the same extent that such amounts paid were recognized under the corresponding Employee Plan immediately prior to the Effective Time.

(c) If, at least ten (10) business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate any Employee Plan that constitutes a 401(k) plan, the Company shall terminate any and all such 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). If any such termination requires approval of the Company Board (or a duly authorized committee thereof) so as to effect such termination, the Company shall deliver to Parent, prior to the Effective Time, evidence that the Company Board (or a duly authorized committee thereof) has validly adopted resolutions to terminate, or terminate participation in, as applicable, and make any necessary amendments to, such Employee Plan pursuant to this Section 5.6(c) (the form and substance of which resolutions and any necessary amendments shall be subject to advance review and approval of Parent not to be unreasonably withheld, conditioned or delayed).

If the Company 401(k) plan is terminated pursuant to this Section 5.6(c), then as soon as practicable following the 401(k) Termination Date, Parent shall use reasonable best efforts to permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and to permit each such Continuing Employee who was a participate in the Company 401(k) plan to effect, and to cause an appropriate 401(k) of Parent to accept, in accordance with applicable Legal Requirements a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of their account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, if such rollover to Parent’s 401(k) plan is elected in accordance with applicable Legal Requirements by such Continuing Employee.

(d) If the Closing Date occurs prior to February 1, 2025, on the Surviving Corporation’s first regular payroll date following the Closing Date, Parent shall pay or cause to be paid to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time an annual bonus with respect to the Company’s 2024 fiscal year in an amount equal the annual bonus to which such employee would be entitled based on the Company’s actual performance under the applicable bonus arrangements of the Company identified in Section 5.6(d) of the Company Disclosure Schedule in effect as of the date hereof, but in no event shall such amount exceed the percentage as set forth in Section 5.2(b) of the Company Disclosure Schedule, net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements (the “2024 Bonus Payment”). Subject to advance review and approval of Parent not to be unreasonably withheld, conditioned or delayed, the Company shall take all actions reasonably necessary to provide for and give effect to the treatment contemplated by this Section 5.6(d), including obtaining all reasonably necessary approvals and consents and delivering evidence reasonably satisfactory to Parent that all reasonably necessary determinations by the Company Board or applicable committee of the Company Board have been made. If the Closing Date does not occur prior to February 1, 2025, the Company may pay to each employee who is employed at the Company a 2024 Bonus Payment in accordance with the Company’s standard practice.

(e) The provisions of this Section 5.6 are solely for the benefit of the Parties, and no provision of this Section 5.6 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan, Parent Plan or other employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Section 5.6 or elsewhere in this Agreement shall (i) be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any of their respective Affiliates or (ii) limit the right of Parent or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Employee Plan, Parent Plan or other employee benefit plan.

5.7 Indemnification of Officers and Directors.

(a) The Parties agree that all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement or have been directors or officers of the Company in the past (such individuals, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Section 5.7(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Closing and to the fullest extent permitted under applicable Legal Requirements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their Subsidiaries to the fullest extent available under applicable Legal Requirements for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six year period shall continue to be subject to this Section 5.7(a) and the rights provided under this Section 5.7(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments or fines incurred by such Indemnified Person in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was (or any acts or omissions by such Indemnified Person in his or her capacity as) a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.7(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.7(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy or become covered by such existing policy prior to the Effective Time with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. At the Company’s election prior to the Effective Time, the Company may (through a nationally recognized insurance broker) (and if the Company does not so elect, Parent may cause the Surviving Corporation as of or after the Effective Time to) purchase a six year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 5.7(c); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by the Company as of the date of this Agreement with respect to such existing policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall expressly assume the obligations set forth in this Section 5.7.

(e) The provisions of this Section 5.7 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.7 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

5.8 Securityholder Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party will (a) give the other Parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. No Party may compromise or settle, or agree to compromise or settle, any Transaction Litigation unless the other Parties have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.8, “participate” shall mean that (i) Parent shall be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected and provided, that the Company shall reasonably cooperate with Parent to allow the disclosure of any document or information (or as much of it as possible) in a manner that would not result in a loss of such privilege), (ii) may offer comments or suggestions with respect to such Transaction Litigation and will have the right to review and comment on all filings or responses to be made by the Company in connection with any such Transaction Litigation, and the right to consult on the settlement with respect to such Transaction Litigation, and the Company will in good faith take such comments into account and (iii) no settlement shall be offered or agreed to by the Company without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.9 Additional Agreements. Subject to Section 5.5, the Company shall use reasonable best efforts to obtain each Consent (if any) required to be obtained pursuant to any Material Contract set forth on Schedule 5.9 in connection with the Transactions; provided that (a) the Company shall not be required to pay money to any third party, commence any Legal Proceeding or offer or grant any negative concessions in connection with such efforts; and (b) for the avoidance of doubt, failure to obtain such Consent shall not cause any Offer Condition or any of the conditions set forth in Section 6 to fail to be satisfied or give rise to any right to terminate this Agreement.

5.10 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by, and whose form and content shall be agreed to by, the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent disclosure of the content thereof was not previously issued or made in accordance with this Agreement and in the case of Parent as the disclosing party to any Company Associates, to the extent such individuals are known to Parent as Company Associates), in each case, with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement to (including to media, analysts, Company Stockholders, investors or those attending industry conferences) and make internal announcements to its employees and contractors, and the Company Associates and make disclosures in Company SEC Documents, in each case, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party, but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement; and (c) the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or that relates to any Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.3 or Section 5.4).

5.11 Takeover Laws; Advice of Changes. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors (or respective committees thereof) shall use their respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

5.12 Section 16 Matters. The Company, and the Company Board (or a duly authorized committee thereof), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company Board, either by written consent or at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

5.14 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Legal Requirements and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting. If the Surviving Corporation is or is reasonably likely to be required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act which falls on a date within the 10 days following the Offer Acceptance Time, the Company will use reasonable best efforts to deliver to Parent at least five business days prior to the Offer Acceptance Time a substantially final draft of any such annual or quarterly report.

5.15 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Payor shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

5.16 Director Resignations. The Company shall use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) business days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers as requested by Parent, resigning from such position as a director or corporate officer.

5.17 Notice of Certain Events. Each of the Company and Parent shall promptly notify the other after becoming aware of:

(a) any written notice or other written communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is required in connection with the Offer, the Merger or the other Transactions;

(b) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or the other Transactions, which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; or

(c) the occurrence or impending occurrence of any event or circumstance relating to it which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to the Company, or a Parent Material Adverse Effect, with respect to Parent, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that (1) the delivery of any notice pursuant to this Section 5.17 shall not affect the representations, warranties, covenants, agreements or obligations of the Parties hereunder or the conditions to the obligations of the Parties hereunder and (2) the failure to deliver any notice pursuant to this Section 5.17 shall not cause any Offer Condition or any of the conditions set forth in Section 6 to fail to be satisfied or give rise to any right to terminate this Agreement.

SECTION 6. CONDITIONS PRECEDENT TO THE MERGER

The respective obligations of Parent, Payor, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) prior to the Effective Time of each of the following conditions:

6.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been entered, enforced, promulgated, enacted, or issued after the date hereof by any Governmental Body and remain in effect, in each case, which prohibits, or makes illegal the consummation of the Merger.

6.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 7. TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, if (i) a court of competent jurisdiction or other Governmental Body shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, injunction, decree, ruling or other action shall be final and nonappealable or (ii) a Governmental Body shall have entered, enforced, enacted, or issued a Legal Requirement after the date hereof having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if in the case of the Company, its, and in the case of Parent, its, Payor’s or Purchaser’s, material breach of any provision of this Agreement shall have been the cause of, or has resulted in, the issuance of such final and nonappealable order, injunction, decree, ruling or other action or such Legal Requirement;

(c) by either Parent or the Company, if the Offer Acceptance Time shall not have occurred on or prior to 11:59 p.m. Eastern Time on July 14, 2025 (such date, the “Termination Date”); provided, however, that in the event that on the original Termination Date, any of the conditions set forth in clause (f) (in connection with or in respect of any matter involving Antitrust Law), clause (e) or clause (g) of Annex I have not been satisfied but all of the other closing conditions set forth in Annex I (other than the Minimum Condition) have been satisfied or waived (or would have been capable of being satisfied or waived if the Offer Acceptance Time had occurred), then the Termination Date shall be automatically extended without further action by the Parties until 11:59 p.m. Eastern Time on October 14, 2025 (and in the case of such extension, any reference to the Termination Date in this Agreement shall be a reference to the Termination Date, as extended); provided, further that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party if its (or in the case of Parent, Parent, Payor or Purchaser’s) material breach of any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Offer Acceptance Time to occur by the Termination Date;

(d) by the Company, if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) or if Purchaser shall have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) pursuant to Section 1.1(h) after the satisfaction, or to the extent waivable by Purchaser, Payor or Parent, waiver by Purchaser, Payor or Parent, of each of the Offer Conditions;

(e) by Parent at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would result in a condition set forth in clause (b) or clause (c) of Annex I, as applicable, to not be satisfied, except that if such breach, failure or inaccuracy is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 7.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”) stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Company Breach Notice Period (to the extent capable of being cured); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement of this Agreement;

(f) by Parent at any time prior to the Offer Acceptance Time, if (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders, or shall have made a Company Adverse Change Recommendation; (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within the earlier of (A) the third (3rd) business prior to the then-applicable Expiration Date or (B) ten (10) business days of the commencement of such tender offer or exchange offer; (iii) an Acquisition Proposal is publicly disclosed (whether by the Company or a third party) or otherwise publicly made known to the Company Stockholders and in each case is not publicly withdrawn or is otherwise received by the Company (whether or not public), other than the Offer, the Company Board fails to publicly recommend rejection of such Acquisition Proposal within three (3) business days after being requested to do so in writing by Parent (or, with respect to such Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, within the earlier of (3) business days prior to the then-applicable Expiration Date or ten (10) business days of the date such Acquisition Proposal was made public); or (iv) the Company Board (or a duly authorized committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation;

(g) by the Company at any time prior to the Offer Acceptance Time, if Parent, Payor or Purchaser has breached or failed to perform any of its respective covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions, except that if such breach, failure or inaccuracy is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 7.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Parent Breach Notice Period (to the extent capable of being cured); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement of this Agreement;

(h) by the Company at any time prior to the Offer Acceptance Time, after compliance with Section 5.3 and Section 5.4(b)(i), in order to accept a Superior Proposal and concurrently enter into a Company Acquisition Agreement providing for the consummation of such Superior Proposal in accordance with Section 5.4(b)(i); provided that the Company shall have paid the Company Termination Fee to Parent prior to or concurrently with, and as a condition to, such termination; or

(i) by either Parent or the Company at any time prior to the Offer Acceptance Time, if the Offer (as it may be required to be extended pursuant to Section 1.1(c), or has otherwise been extended in accordance with this Agreement) shall have expired in accordance with its terms without the Minimum Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent, in each case without the acceptance for payment of any Shares validly tendered in the Offer; provided, that the right to terminate this Agreement pursuant to this Section 7.1(i) shall not be available to any Party whose material breach of any agreements or covenants under this Agreement has caused or resulted in the non-satisfaction of the Minimum Condition or any of the other Offer Condition.

7.2 Manner and Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to Section 7.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (provided it complies with Section 7.3). In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately be of no further force or effect, without any liability or obligation on of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except this Section 7.2, Section 7.3 and Section 8 will each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 7.3(f), nothing in this Agreement will relieve any Party from any liability for any Willful Breach of this Agreement arising prior to the termination of this Agreement or fraud. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

7.3 Expenses; Termination Fee.

(a) Except as set forth in Section 5.5 and this Section 7.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Offer and the Merger are consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.

(b) Company Termination Fee.

(i) If (A) (1) this Agreement is terminated pursuant to Section 7.1(c), (2) this Agreement is terminated pursuant to Section 7.1(i), or (3) Parent terminates this Agreement pursuant to Sections 7.1(e), (B) (1) an Acquisition Proposal is publicly disclosed (whether by the Company or a third party) or otherwise publicly made known to the Company Board or the Company Stockholders and in each case is not publicly withdrawn prior to the date of any such termination (but in the case of the preceding clause (A)(2), even if publicly withdrawn, such public withdrawal was at least three (3) business days prior to the applicable Expiration Date) in any case of the preceding clause (A), or (2) solely in case of any of the preceding clauses (A)(1) or (A)(3), a non-public Acquisition Proposal has been made to the Company Board or any Person has privately disclosed or communicated to the Company Board an intention to make an Acquisition Proposal which has not been withdrawn (publicly, if public) at the time of such termination, and (C) within twelve months after the applicable termination, (1) the Company Board publicly recommends in writing that stockholders vote in favor of, or tender their shares into, any Acquisition Proposal or (2) the Company shall have entered into a definitive agreement with respect to or consummated any Acquisition Proposal, then the Company shall pay to Parent or its designee an amount equal to $86,100,000 in cash (the “Company Termination Fee”) in immediately available funds concurrently with the earliest to occur of such recommendation, such entry into such definitive agreement or such consummation of such Acquisition Proposal; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of this Section 7.3(b)(i), all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

(ii) If the Parent terminates this Agreement pursuant to Section 7.1(f) or if the Company terminates this Agreement pursuant to Section 7.1(h), then the Company must prior to or concurrently with, and as a condition to, such termination pay to Parent the Company Termination Fee.

(c) Parent Termination Fee.

(i) In the event of a Specified Termination, then Parent shall pay to the Company or its designee an amount in cash equal to $158,900,000 (the “Parent Termination Fee”) in immediately available funds (A) within five (5) business days thereafter such termination by the Company and (B) concurrently with and as a condition to such termination if by Parent;

(ii) A “Specified Termination” shall mean a valid termination of this Agreement: (i) by Parent or the Company pursuant to Section 7.1(c), if, on the date of such termination, any of the conditions set forth in Section 6.1, or clause (e), clause (f) or clause (g) of Annex I (in each case of the preceding conditions solely in connection with or in respect of any applicable Antitrust Law), has not been satisfied or waived and any such failure to satisfy or waive any such conditions arises in connection with or in respect of any applicable Antitrust Law; (ii) by Parent or the Company pursuant to any order, decree, ruling or other action in connection with or in respect of any applicable Antitrust Law in connection with Section 7.1(b); or (iii) by the Company pursuant to Section 7.1(g) as a result of a material breach of Section 5.5 with respect to obtaining any required approvals, expiration or termination of applicable waiting periods, consents or authorizations under applicable Antitrust Laws, and, in each case of the preceding clauses (i) through (iii), the Company has not materially breached Section 5.5 with respect to obtaining any required approvals, expiration or termination of applicable waiting periods, consents or authorizations under applicable Antitrust Laws.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay, as applicable, the Company Termination Fee or the Parent Termination Fee on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payment; Default. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement.

Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee or the Parent Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Purchaser and their respective Affiliates and the Company and its Affiliates, as applicable, in the circumstances in which the Company Termination Fee or the Parent Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent fails to promptly pay, as applicable, the Company Termination Fee or the Parent Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a Legal Proceeding that results in a judgment against the Company or Parent, as applicable, for the amount set forth in this Section 7.3 or any portion thereof, the Company or Parent, as applicable, will pay to the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 2% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Legal Requirements (collectively, the “Enforcement Expenses”). The Company Termination Fee or the Parent Termination Fee and all other payments under this Section 7.3 shall be made, as applicable, by the Company to Parent or by Parent to the Company, by wire transfer of immediately available funds to an account designated in writing.

(f) Sole and Exclusive Remedy. Subject to the provisions of Section 7.3(d), Section 7.3(h) and Section 8.5(b), if this Agreement is validly terminated in the circumstances described in Section 7.3(b), then Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) (including, if applicable, Parent’s right to Enforcement Expenses under Section 7.3(e)) will be the sole and exclusive remedy of Parent, Purchaser and the Parent Related Parties against the Company Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure. Subject to the provisions of Section 7.3(d), Section 7.3(h) and Section 8.5(b), if this Agreement is validly terminated in the circumstances described in Section 7.3(c), then the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 7.3(c) (including, if applicable, the Company’s right to Enforcement Expenses under Section 7.3(e)) will be the sole and exclusive remedy of the Company against the Parent Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure. Subject to the provisions of Section 7.3(d), Section 7.3(h) and Section 8.5(b), if this Agreement is validly terminated in the circumstances described in Section 7.3(b), Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) and any Enforcement Expenses payable pursuant to Section 7.3(e) will be the only monetary damages the Parent Related Parties, the Company Related Parties or the Debt Financing Sources, as applicable, may recover from Company Related Parties or the Debt Financing Sources, as applicable, in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Offer or the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts, (A) none of the Company Related Parties, the Parent Related Parties or the Debt Financing Sources will have any further liability or obligation to any of the Parent Related Parties or the Company Related Parties, as applicable, relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent or the Company, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement); (B) none of Parent, Purchaser or any other Person will be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination; and (C) neither the Company nor any other Person will be entitled to bring or maintain any Legal Proceeding against any Parent Related Party or the Debt Financing Sources arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent and the Company, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement). Notwithstanding the foregoing, this Section 7.3(f) will not relieve any Party from any liability (I) if this Agreement is terminated by either Party in circumstances where the Company Termination Fee is not owed pursuant to Section 7.3(b) or where the Parent Termination Fee is not owed pursuant to Section 7.3(c), as applicable, for any Willful Breach of this Agreement prior to such termination, (II) any fraud or (III) for any breaches of the Confidentiality Agreement.

(g) Dueling Fee Triggers. Notwithstanding anything in this Agreement to the contrary, (i) in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement and receive the Company Termination Fee, Parent shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time, or (ii) in the event this Agreement is terminated by Parent for any reason at a time when the Company would have had the right to terminate this Agreement and receive the Parent Termination Fee, the Company shall be entitled to receipt of the Parent Termination Fee that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time.

(h) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 7.3(f), it is agreed that Parent, Purchaser and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 8.5(b), except that, although the Parties, each in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 8.5(b), under no circumstances will a Party be permitted or entitled to receive both (i) specific performance of the other Party’s obligation to effect the Closing and (ii) any payment of the Company Termination Fee (in the case of Parent), any payment of the Parent Termination Fee (in the case of the Company), or monetary damages in respect of a Willful Breach of the other Party.

SECTION 8. MISCELLANEOUS PROVISIONS

8.1 No Survival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (i) none of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time and (ii) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, claims and causes of actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

8.2 Amendment. (i) Prior to the Offer Acceptance Time and subject to Section 5.7(e), any provision of this Agreement may be amended by the Parties only by action taken or authorized by or on behalf of the respective boards of directors (or duly authorized committees thereof) of the Company and Parent and the lead manager of Payor at any time; provided, that such amendment is in writing and is signed by each Party and (ii) any amendment of Section 7.3(f), this Section 8.2, Section 8.5, Section 8.7, Section 8.9 and Section 8.14, to the extent such amendment would adversely affect the rights of a Debt Financing Source, shall also be approved by such Debt Financing Source.

8.3 Waiver. At any time prior to the Offer Acceptance Time, Parent or the Company may, subject to applicable Legal Requirements, (a) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party or (c) waive compliance by the other Party with any of the agreements contained herein applicable to such Party or, except as otherwise provided herein, waive any of such Party’s conditions (it being understood that Parent, Payor and Purchaser shall be deemed a single Party for purposes of the foregoing). No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.4 Entire Agreement; Counterparts. This Agreement and the other agreements, exhibits, annexes and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.

This Agreement may be executed in several counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

8.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably (i) submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (such courts, the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any Legal Proceeding in the Chosen Courts, (iii) agrees to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any Chosen Court and (iv) agrees not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any court other than the Chosen Courts (except for an action to enforce a judgment of a Chosen Court). Each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the Parties would not have any adequate remedy at law in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its (or their) specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled, in addition to any other remedy to which it is entitled at law or in equity, to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity, (ii) the provisions set forth in Section 7.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement.

The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Legal Requirements or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further agree that (x) by seeking the remedies provided for in this Section 8.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (y) nothing set forth in this Section 8.5 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.5 prior to, or as a condition to, exercising any termination right under Section 7 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding by a Party pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit such Party’s right to terminate this Agreement in accordance with the terms of Section 7 or pursue any other remedies under this Agreement that may be available then or thereafter. If, prior to the Termination Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party or the Company brings any action seeking an injunction, specific performance or other equitable relief, the Termination Date shall automatically be extended by such time period as established by the court presiding over such Legal Proceeding.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent, Payor or Purchaser may assign this Agreement to any of their controlled Affiliates only if such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder. No assignment by any Party in accordance herewith will relieve such Party of any of its obligations hereunder.

8.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or the Merger Consideration, as applicable and (ii) the right of the holders of Company Options and RSUs to receive the Option Consideration and the RSU Consideration, as applicable; (b) the provisions set forth in Section 5.7; (c) the limitations on liability of the Company Related Parties or Parent Related Parties set forth in Section 7.3(f); and (d) with respect to the Debt Financing Sources, Section 7.3(f), Section 8.2 and Section 8.14.

8.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder: (a) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) if sent by email transmission, upon transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto); provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent:

H. Lundbeck A/S
Ottiliavej 9; 2500 Valby, Denmark
Attention:	Charl van Zyl, CEO
Ole Wendler Pedersen, SVP, Global General Counsel
Email:	CHVZ@lundbeck.com
OLWN@lundbeck.com

with a copy to (which shall not constitute notice):

Keld Flintholm Jørgensen, SVP, Head of Corporate Business Development
Email:	KFJO@Lundbeck.com

if to Payor or Purchaser (or following the Effective Time, the Surviving Corporation):

Lundbeck LLC
6 Parkway North Deerfield, Illinois 60015
Attention:	Thomas Forrester, SVP and General Counsel
Email:	tomf@lundbeck.com

with a copy to (which shall not constitute notice):
Baker & McKenzie LLP 452 Fifth Avenue
New York, NY 10018
Attention:	Alan Zoccollilo

Piotr Korzynski
Email:	alan.zoccolillo@bakermckenzie.com
piotr.korzynski@bakermckenzie.com

if to the Company (prior to the Effective Time):

Longboard Pharmaceuticals, Inc.
4275 Executive Square, Ste 950
La Jolla, CA 92037
Attention:	General Counsel
Email:	Legal@longboardpharma.com

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention:	Kevin Cooper
Steven Przesmicki
Email:	kcooper@cooley.com
przes@cooley.com

8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10 Obligation of Parent. Parent shall ensure that Payor and Purchaser duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities applicable to Payor or Purchaser under this Agreement, and Parent shall be jointly and severally liable with Payor and Purchaser, as applicable, for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.11 Transfer Taxes. Except as expressly provided in Section 2.7(d), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transactions shall be paid by Parent and Purchaser when due. Parent and Purchaser shall file all Tax Returns and other documentation required to be filed with respect to such Taxes and fees.

8.12 Company Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent from the face of such disclosure (without the independent knowledge of the reader).

8.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. For purposes of this Agreement, where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.

(b) Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, the Parties agree that any rule of construction to the effect that ambiguities or questions of intent or interpretation are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authority of any of the provisions of this Agreement.

(c) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting party of such agreement or document.

(d) As used in this Agreement, unless otherwise indicated, the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation.” As used in this Agreement, unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, unless otherwise indicated, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). As used in this Agreement, unless otherwise indicated, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if.”

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(f) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g) References to “delivered” or “made available” shall mean that such documents or information referenced: (i) were uploaded to the Company’s electronic data room maintained by Datasite prior to the execution and delivery of this Agreement provided that Parent and its Representatives have access to such documents or information in such electronic data room; or (ii) were publicly available, without redactions, on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC at least two (2) business days prior to the date of this Agreement.

(h) References to any specific Legal Requirement or to any provision of any Legal Requirement includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Legal Requirement will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date.

(i) References in this Agreement to “ordinary course” or “ordinary course of business” shall mean the ordinary course of operations of the Company, consistent with past practice.

(j) References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(k) The table of contents and bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.14 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto on behalf of itself and each of its Affiliates hereby:

(a) agrees that any claim, action, suit, investigation or other proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or the Existing Credit Facility or any of the agreements entered into in connection therewith or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof) and each party hereto irrevocably submits itself and its property with respect to any such claim, action, suit, investigation or other proceeding to the exclusive jurisdiction of such court;

(b) agrees that any such claim, action, suit, investigation or other proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any credit agreement or other applicable definitive document relating to the Debt Financing;

(c) agrees not to bring or support or permit any of its respective Affiliates to bring or support any claim, action, suit, investigation or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof);

(d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such claim, action, suit, investigation or other proceeding in any such court;

(e) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY CLAIM, ACTION, SUIT, INVESTIGATION OR OTHER PROCEEDING BROUGHT AGAINST ANY DEBT FINANCING SOURCE IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT OR THE DEBT FINANCING OR ANY OF THE HEREBY OR THEREBY CONTEMPLATED TRANSACTIONS OR THE PERFORMANCE OF ANY SERVICES THEREUNDER;

(f) agrees that no Debt Financing Source will have any liability to the Parent or Purchaser or any of its and their Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and

(g) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14 and that such provisions and the definition of “Debt Financing Sources” shall not be amended or waived in any way adverse to the rights of any Debt Financing Source without the prior written consent of such Debt Financing Source.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

By:	/s/ Charl van Zyl
Name:	Charl van Zyl
Title:	Chief Executive Officer

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LONGBOARD PHARMACEUTICALS, INC.

By:	/s/ Kevin R. Lind
Name:	Kevin R. Lind
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“401(k) Termination Date” is defined in Section 5.6(c).

“2010 Health Care Law” is defined in Section 3.21(f).

“2024 Bonus Payment” is defined in Section 5.6(d).

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a).

“Acquisition Proposal” shall mean any proposal, indication of interest or offer, whether or not in writing or subject to conditions, from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (a) acquisition, purchase or license, directly or indirectly, of assets of the Company equal to 15% or more of the Company’s assets or to which 15% or more of the revenues or earnings of the Company are attributable, determined in each case on a consolidated basis, (b) issuance by the Company, purchase or acquisition of 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of the Company, including any outstanding Voting Common Stock or Non-Voting Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of the Company, including any outstanding Voting Common Stock or Non-Voting Common Stock, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of the Company, including any outstanding Voting Common Stock or Non-Voting Common Stock, in each case, other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise; provided that with respect to Parent, Payor or Purchaser, The Lundbeck Foundation and its Affiliates (other than Parent and its controlled Affiliates) will not be considered an Affiliate.

“Agreement” is defined in the preamble to this Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, and any applicable Legal Requirements of similar effect.

A-1

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state Legal Requirements and other applicable Legal Requirements (including non-U.S. Legal Requirements) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, or abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly and all Legal Requirements and orders issued by a Governmental Body relating to foreign investment or national security.

“Balance Sheet” is defined in Section 3.10.

“Bankruptcy and Equity Exceptions” is defined in Section 3.14(b).

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“business day” shall mean a day except a Saturday, a Sunday or other day on which banks in San Diego, California are authorized or required by Legal Requirements to be closed.

“Centerview” is defined in Section 3.25.

“Centerview Opinion” is defined in Section 3.25.

“Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of the Company, as duly amended from time to time.

“Certificates” is defined in Section 2.7(b).

“Change in Circumstance” shall mean any material event, fact, occurrence or development with respect to the Company that (a) was not known to the Company Board as of the date of this Agreement (or if known Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to Company Board as of the date of this Agreement) and (b) does not relate to (i) any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Payor, Purchaser or any of their Affiliates, (iii) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided, that the exception in this clause (iii) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred), or (iv) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock or change in the Company’s credit ratings (provided, that the exception in this clause (iv) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred).

“Chosen Courts” is defined in Section 8.5(a).

“Closing” is defined in Section 2.3(a).

“Closing Date” is defined in Section 2.3(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Company” is defined in the preamble to this Agreement.

“Company Acquisition Agreement” is defined in Section 5.3(b).

“Company Adverse Change Recommendation” is defined in Section 5.4(a).

“Company Associate” shall mean each officer or other employee, or individual who is an individual independent contractor, consultant or director, of or to the Company.

“Company Board” is defined in Recital C of this Agreement.

“Company Board Recommendation” is defined in Recital C of this Agreement.

“Company Breach Notice Period” is defined in Section 7.1(e).

“Company Common Stock” shall mean the Voting Common Stock and the Non-Voting Common Stock.

“Company Contract” shall mean any Contract to which the Company is a party.

“Company Disclosure Documents” is defined in Section 3.8(j).

“Company Disclosure Schedule” is defined in Section 3.

“Company Equity Plans” shall mean the Company’s 2020 Equity Incentive Plan and the Company’s 2021 Equity Incentive Plan.

“Company ESPP” shall mean the Company’s 2021 Employee Stock Purchase Plan.

“Company Lease” shall mean any Company Contract pursuant to which the Company leases, subleases, or otherwise uses or occupies the Leased Real Property from another Person.

“Company Licensed IP” shall mean Intellectual Property Rights owned by a third party that are exclusively licensed or sublicensed to the Company and for which the Company controls the right to prosecute and maintain.

“Company Intellectual Property” shall mean all Company Owned IP, Company Licensed IP and all other Intellectual Property Rights owned by a third party that are licensed or sublicensed to the Company.

“Company Material Effect” means any effect, event, occurrence, development or change that is, or would reasonably be expected to be, individually or in the aggregate, material to the Company.

“Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by the Company.

“Company Preferred Stock” shall mean the preferred stock, par value of $0.0001 per share, of the Company.

“Company Related Parties” shall mean, collectively, (a) the Company and its Affiliates and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of the Company and its Affiliates.

“Company SEC Documents” is defined in Section 3.8(a).

“Company Service Provider” shall mean any Company Associate or any former officer, director, employee, individual consultant or individual independent contractor of or to the Company.

“Company Stock Awards” shall mean all Company Options and RSUs.

“Company Stockholder” shall mean a holder of Company Common Stock.

“Company Termination Fee” is defined in Section 7.3(b)(i).

“Confidentiality Agreement” is defined in Section 5.1.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” is defined in Section 5.6.

“Contract” shall mean any binding agreement, contract, subcontract, lease, instrument, bond, debenture, note, indenture, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

“Data Security Requirements” shall mean, to the extent governing the privacy, data protection or security of any Personal Information, all applicable (a) Legal Requirements (including the Health Insurance Portability and Accountability Act of 1996 and the EU General Data Protection Regulation), (b) written external-facing privacy policies and (c) binding contractual requirements to which the Company is a party.

“DTC” shall mean The Depository Trust Company.

“Debt Financing Source” shall mean the Persons (including, without limitation, lenders, agents and arrangers), in their respective capacities as such, that have committed to arrange or provide or have otherwise entered into the Existing Credit Facility, in connection with all or any portion of any debt financing contemplated by the transactions hereunder, and any joinder agreements or loan documents entered into pursuant thereto, together with their Affiliates, and any of their or their Affiliates’ respective, direct or indirect, former, current or future stockholders, managers, members, directors, officers, employees, agents, advisors, other representatives or any successors or assignees of any of the foregoing (it being understood that Parent, Payor, Purchaser and any of their respective Affiliates shall not constitute “Debt Financing Sources” for any purposes hereunder).

“Determination Notice” is defined in Section 5.4(b)(i).

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 2.8.

“DOJ” shall mean the U.S. Department of Justice.

“Effective Time” is defined in Section 2.3(b).

“Employee Plan” shall mean any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock unit, equity or equity-based compensation, employment, individual consulting, change in control, retention, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, health, welfare, fringe benefit, flexible benefits, supplemental unemployment benefits, profit-sharing, pension, retirement or other employee benefit or compensation plan, policy, program, practice, agreement or arrangement, whether or not in writing and whether or not funded, in each case, entered into, sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any Company Service Provider or with respect to which the Company has or could reasonably be expected to have any liability, whether actual or contingent.

“Encumbrance” shall mean any lien, pledge, claim, option, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided, that “Encumbrance” shall not include any non-exclusive license of Intellectual Property Rights.

“Enforcement Expenses” is defined in Section 7.3(e).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirements relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), and any Legal Requirement relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, registration, generation, management, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any entity, any trade or business, whether or not incorporated, that, together with the Company, would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Evercore” is defined in Section 3.25.

“Evercore Opinion” is defined in Section 3.25.

“Exchange Act” shall mean the Securities Exchange Act of 1934 as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” is defined in Section 1.1(a).

“Existing Credit Facility” shall mean that certain Multicurrency Revolving Facility Agreement, dated as of 25 June 2019, between, inter alios, H. Lundbeck A/S, as borrower, the financial institutions listed in Schedule 1 thereto, and Danske Bank A/S, as facilities agent, as amended and restated pursuant to an amendment and restatement agreement dated 5 August 2022

“Expiration Date” is defined in Section 1.1(c).

“Extension Deadline” is defined in Section 1.1(c).

“FDA” is defined in Section 3.16(b)(iii).

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.8(b).

“Good Clinical Practice Requirements” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Body, including guidelines issued by the International Council for Harmonisation.

“Good Laboratory Practice Requirements” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Body.

“Good Manufacturing Practice Requirements” shall mean the applicable requirements set forth in the quality systems regulations for drugs contained in 21 C.F.R. Parts 210, 211, 600 and 610 and comparable standards of other applicable Governmental Body.

“Government Official” shall mean any officer or employee of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such Governmental Body, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean: (a) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) any federal, state, local, municipal, foreign or other government; or (c) any governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Governmental Program” shall mean any “Governmental Program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, Medicaid, CHAMPVA, TRICARE, the United States Department of Veteran Affairs, and all other health care reimbursement programs funded or regulated by any Governmental Body.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

“Healthcare Laws” shall mean any and all federal, state, local, or foreign Legal Requirements applicable to the Company related to the nonclinical and clinical research, investigation, development, design, manufacturing, packaging, labeling, marketing, advertising, promotion, import, export, testing, sale, sampling, distribution, use, and commercialization of healthcare products (and components thereof), including (i) the United States Federal Food, Drug and Cosmetics Act, 21 U.S.C. §§ 301 et seq; (ii) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); (iii) the Federal Physician Payments Sunshine Act, 42 U.S.C. §1320a-7h; (iv) the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), 42 U.S.C. § 1320d; (v) the False Claims Act, 31 U.S.C. §§ 3729-3733; (vi) Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (vii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (viii) the Exclusions Law, 42 U.S.C. § 1320a-7; (ix) Legal Requirements governing the protection of human research subjects; 15 U.S.C. §§ 41-58; (x) the Controlled Substances Act, 21 U.S.C. § 801 et seq., (xi) Legal Requirements governing the manufacture, possession, and distribution of controlled substances; and state board of pharmacy Legal Requirements; and (xii) any applicable implementing regulations promulgated thereunder, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, and Good Clinical Practice Requirements.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-bound License” is defined in Section 3.12(f).

“Indebtedness” shall mean, with respect to the Company: (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person; (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person; (c) any obligations in respect of letters of credit (to the extent drawn) and bankers’ acceptances (other than letters of credit used as security for leases) to the extent drawn upon the counterparty thereto; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (f) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice that are not past due) or (g) any guaranty of any such obligations described in clauses (a) through (f) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 5.7(a).

“Indemnifying Parties” is defined in Section 5.7(b).

“Intellectual Property Rights” shall mean and includes all rights, title and interests in or relating to any and all intellectual property, which may exist or be created under the laws of any jurisdiction in the world, including, but not limited to: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs, social media identifiers and accounts and similar rights and any goodwill associated therewith (“Trademarks”); (c) rights associated with trade secrets, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights (“Patents”); (e) designs; (f) rights of publicity and privacy and other rights to use the names, likeness, image, photograph, voice, identity and Personal Information of individuals; (g) other proprietary rights in intellectual property of every kind and nature; and (h) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses (a) through (h) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean, with respect to the Company, the actual knowledge of the individuals set forth on Schedule A hereto following reasonable inquiry.

“Labor and Employment Laws” is defined in Section 3.21(a).

“Leased Real Property” is defined in Section 3.11(b).

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), or audit, inquiry, hearing or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NYSE, the Nasdaq or the Copenhagen Stock Exchange).

“Match Period” is defined in Section 5.4(b)(i).

“Material Adverse Effect” shall mean any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Offer and the Merger on or before the Termination Date or (b) the business, assets, financial condition, operations or results of operations of the Company. For purposes of the foregoing clause (b) of this definition, none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets, in each case in the United States or any other country or region; (ii) any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates or fluctuations in the value of any currency; (iii) any Effect in general regulatory, legislative or political conditions in the United States or any other country or region in the world; (iv) any act of terrorism, war, civil unrest, national or international calamity, cyber-intrusion, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic or any other similar event (and any escalation or worsening of any of the foregoing); (v) any change in (or binding interpretations of) any Legal Requirement or GAAP; (vi) any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (vii) any Effect arising out of or relating to the announcement, execution, pendency or performance of this Agreement and the Transactions including any Effect that arises out of or relates to the identity of Parent or any of its Affiliates (with respect to this clause (vii), other than (x) for purposes of any representation or warranty contained in Section 3.7 of the Agreement and the condition set forth in clause (b)(i) of Annex I solely as such condition relates to Section 3.7, but in any event subject to the disclosures set forth in the Company Disclosure Schedule otherwise in accordance with this Agreement, or (y) any Effect arising out of or relating to the Company’s performance of Section 5.2); (viii) any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); or (ix) any of the matters set forth in Annex I of the Company Disclosure Schedule under the heading “Material Adverse Effect”; provided, further that any Effect referred to in the foregoing clauses (i) through (vi) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse impact on the Company as compared to other similarly situated participants in the industry in which the Company operates (in which case any such incremental disproportionate adverse impact (and only such incremental disproportionate adverse impact) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect).

“Material Contract” is defined in Section 3.14(a).

“Merger” is defined in Recital B of this Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iv).

“Minimum Condition” is defined in Annex I.

“Nasdaq” shall mean The Nasdaq Capital Market.

“Non-Voting Common Stock” shall mean the non-voting common stock, par value of $0.0001 per share, of the Company.

“NYSE” shall mean The New York Stock Exchange.

“Offer” is defined in Recital A of this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(h).

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b).

“Offer Documents” is defined in Section 1.1(e).

“Offer Price” is defined in Recital A of this Agreement.

“Offer to Purchase” is defined in Section 1.1(b).

“OIG” is defined in Section 3.16(b)(vi).

“Option Consideration” is defined in Section 2.9(a).

“Out-bound License” is defined in Section 3.12(f).

“Parent” is defined in the preamble to this Agreement.

“Parent Breach Notice Period” is defined in Section 7.1(g).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with one or more other Effects, prevents, materially delays or materially impairs the ability of Parent or Purchaser to consummate the Transactions.

“Parent Plans” is defined in Section 5.6(b)(i).

“Parent Related Parties” shall mean (a) Parent, Purchaser and their Affiliates, including for purposes of this definition, the Lundbeck Foundation, and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of each of Parent, Purchaser and their respective Affiliates.

“Parent Termination Fee” is defined in Section 7.3(c)(i).

“Parties” shall mean Parent, Payor, Purchaser and the Company.

“Paying Agent” is defined in Section 2.7(a).

“Paying Agent Agreement” is defined in Section 2.7(a).

“Payment Fund” is defined in Section 2.7(a).

“Payor” is defined in the Preamble of the Agreement.

“Permitted Encumbrance” shall mean (a) any Encumbrance that arises for Taxes either not yet due and payable, or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business) for obligations that are not delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use) or utility or detract from the value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use Legal Requirements imposed by Governmental Bodies having jurisdiction over such real property; (d) in the case of Intellectual Property Rights, non-exclusive licenses granted to use such Intellectual Property Rights in the ordinary course of business consistent with past practice; and (e) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract to the extent made available to Parent.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” shall mean information that constitutes “personal data,” “personal information,” or similar term as defined by applicable Legal Requirements.

“Pre-Closing Period” is defined in Section 5.1.

“Process” (and its cognates) shall mean receive, collect, compile, use, store, transfer, share, safeguard, secure, dispose, destroy, disclose or otherwise process.

“Purchaser” is defined in the preamble to this Agreement.

“Reference Date” shall mean the last business day prior to the date of this Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body or, solely for domain names, private registrar, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Regulatory Authority” shall mean any Governmental Body with authority over the quality, identity, strength, purity, safety, efficacy, research, development, testing, investigation, manufacture, packaging, labeling, storage, distribution, advertising, marketing, import, export, or sale of any product that the Company manufactures or is developing, or as to which the Company provides any service.

“Regulatory Condition(s)” is defined in Annex I.

“Regulatory Permit” shall mean all applicable investigational new drug applications, new drug applications, supplemental new drug applications, abbreviated new drug applications, biologic license applications, establishment registrations, and product listings, as may be defined in Title 21 of the C.F.R., all supplements or amendments thereto, all communications either to or from the Regulatory Authority with binding effect, and a part thereof, and all comparable Governmental Authorizations.

“Related Party” is defined in Section 3.27.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Remedy Actions” is defined in Section 5.5(d).

“Representatives” shall mean, with respect to any Person, such Person’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Required Remedy Actions” is defined in Section 5.5(d).

“RSU” is defined in Section 2.9(b).

“RSU Consideration” is defined in Section 2.9(b).

“Sanctioned Country” shall mean any country or territory that is subject to comprehensive country-based sanctions by the U.S. Government, the UK Government, or the European Union and its Member States, including Cuba, Belarus Iran, Myanmar/Burma, North Korea, Russia, Syria, Venezuela, and the Crimea, Donetsk People’s Republic, Luhansk People’s Republic, Kherson and Zaporizhzhia oblasts/regions in Ukraine.

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or any Legal Requirement relating to export, reexport, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Legal Requirements administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation (collectively, “Export-Import Laws”), including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, OFAC’s Consolidated Sanctions List, the EU Consolidated List, and the UK Consolidated List of Financial Sanctions Targets and UK Sanctions List; (ii) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” shall mean all Legal Requirements relating to economic or trade sanctions, including the Legal Requirements administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, and the European Union and its Member States.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 1.2(a).

“Schedule TO” is defined in Section 1.1(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Incident” shall mean a security breach or intrusion into the Company’s computer networks that results in the unauthorized access to, or disclosure, use or modification of, Personal Information.

“Share” is defined in Recital A of this Agreement.

“Standard Contracts” is defined in Section 3.12(f).

“Stockholder List Date” is defined in Section 1.2(b).

“Subsidiary” shall mean, with respect to any Person, an Entity in which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity or financial interests.

“Superior Proposal” shall mean an unsolicited bona fide written Acquisition Proposal that the Company Board determines in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (a) is reasonably likely to be consummated on the terms proposed, taking into account all legal, regulatory, financial and financing aspects (including certainty of closing and termination fees) of such Acquisition Proposal and the Person making such Acquisition Proposal and other aspects of such Acquisition Proposal that the Company Board deems relevant in accordance with its fiduciary duties under applicable Legal Requirements and (b) if consummated, would result in a transaction more favorable to the Company Stockholders (solely in their capacities as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 5.3); provided that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

“Surviving Corporation” is defined in Recital B of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements.

“Tax” shall mean any federal, state, local, or foreign tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), or other tax of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interests, penalties, or additions to tax, imposed thereon, or with respect thereto, or related thereto.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Date” is defined in Section 7.1(c).

“Third-Party Payor Program” shall mean such private, non-governmental healthcare programs, including to any private insurance program.

“Trade Control Laws” is defined in Section 3.17(a).

“Transactions” shall mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Transaction Litigation” shall mean any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction, other than any Legal Proceedings among the Parties related to this Agreement.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Voting Common Stock” shall mean the voting common stock, par value of $0.0001 per share, of the Company.

“Willful Breach” shall mean a material breach of any covenant or agreement set forth in this Agreement, in each case, that is the consequence of an act or failure to act by a party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a material breach of this Agreement.

EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

B-1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LONGBOARD PHARMACEUTICALS, INC.

    , 2024

ARTICLE 1

The name of the corporation is: Longboard Pharmaceuticals, Inc. (the “Corporation”).

ARTICLE 2

The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE 3

The purpose of the Corporation is to engage in any part of the world in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE 4

The total number of shares of stock which the Corporation shall have authority to issue is 5,000, all of which shall be common stock, and the par value of each such share shall be $0.0001.

ARTICLE 5

Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE 6

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power, both before and after receipt of any payment for any of the Corporation’s capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation; provided, however, that the grant of such power to the Board of Directors shall not divest the stockholders of or limit their power to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation.

ARTICLE 7

A. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article 7 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.  No officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer, except to the extent such exemption from liability or limitation thereof, is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of an officer of the Corporation hereunder in respect of act or omission occurring prior to the time of such amendment, modification or repeal. Solely for the purposes of this section B of Article 7, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.

C. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the foregoing provisions of this Article 7 shall not (i) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

D. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of the Corporation; (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the Corporation; or (5) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this section D of Article 8.

ARTICLE 8

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the DGCL, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs.

If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE 9

The Corporation reserves the right, subject to any express provisions or restrictions in this Certificate of Incorporation or the Bylaws of the Corporation, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights and powers conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment thereof are granted subject to this reservation.

* * * * *

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(i)” below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by this Agreement, may (i) terminate the Offer: (A) upon termination of this Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (ii) amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Purchaser as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(a) there shall have been validly tendered and not validly withdrawn shares of Voting Common Stock that, considered together with all other shares of Voting Common Stock (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries (but excluding shares of Voting Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent one share of Voting Common Stock more than 50% of the sum of (i) the total number of shares of Voting Common Stock outstanding at the time of the expiration of the Offer, plus (ii) the total number of shares of Voting Common Stock that the Company is required to issue upon conversion, settlement, exchange or exercise of all Non-Voting Common Stock, options, warrants, rights or other securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication) (the “Minimum Condition”);

(b)

(i) the representations and warranties of the Company set forth in Section 3.1 (Due Organization and Good Standing), Section 3.2 (No Subsidiaries), Section 3.3 (Certificate of Incorporation and Bylaws), 3.4 (Authority; Binding Nature of Agreement), Section 3.5(b), (e) and (f) (Capitalization, Etc.), Section 3.7(a) (Non-Contravention; Consents) and Section 3.26 (Brokers and Other Advisors) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) in all material respects at and as of the date of this Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time);

Annex I-1

(ii) the representations and warranties of the Company set forth in Section 3.5(a), (c) and (d) (Capitalization, Etc.) shall be true and correct except for any de minimis inaccuracies at and as of the date of this Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time);

(iii) the representations and warranties of the Company set forth in Section 3.9(b) (No Material Adverse Effect) shall be true and accurate in all respects at and as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company set forth in Section 3 (other than those referred to in clauses (b)(i), (b)(ii) and (b)(iii) of this Annex I) shall be true and accurate (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and accurate has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) Parent and Purchaser shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer or chief financial officer thereof, certifying that the conditions set forth in clauses “(b)” and “(c)” above and clause “(h)” below have been duly satisfied;

(e) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall have expired or terminated, and any agreement with any Governmental Body not to consummate the Offer mutually agreed to by the Parties shall have expired or terminated;

(f) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger shall have been issued by any court of competent jurisdiction after the date hereof and remain in effect, nor shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body and remain in effect, in each case, which prohibits, or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (each of the conditions in clauses “(e)” and “(f)” (in case of “(f)”, as such condition directly relates to the HSR Act), the “Regulatory Condition”);

(g) there shall be no pending lawsuit by any Governmental Body explicitly seeking to impose a Remedy Action on any of the Parent, the Company or any of their respective Affiliates that is not a Required Remedy Action;

(h) since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing; and

Annex I-2

(i) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition, the Regulatory Condition and the condition set forth in clause (i) of this Annex I) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as October 14, 2024, by and among H. Lundbeck A/S, a Danish aktieselskab; Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent; Langkawi Corporation, a Delaware corporation and a direct wholly owned Subsidiary of Payor; and Longboard Pharmaceuticals, Inc., a Delaware corporation.

Annex I-3